                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 10-SB/A
                                 AMENDMENT NO. 5

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                               PALWEB CORPORATION
                 (Name of small business issuer in its charter)




                 DELAWARE                                           75-1984048
--------------------------------------------             -------------------------------
      (State or other jurisdiction of                           (I.R.S. Employer
      incorporation or organization)                            Identification No.)



     1607 WEST COMMERCE STREET                                DALLAS, TEXAS 75208
--------------------------------------------             -------------------------------
  (Address of principal executive offices)                 (City, State, and Zip Code)




                                          (214) 698-8330
                              ----------------------------------------
                                     (Issuer's telephone number)


Securities to be registered under Section 12(b) of the Act:



            Title of each class                          Name of each exchange on which
            to be so registered                          each class is to be registered

                   NONE                                               NONE
     -------------------------------                    --------------------------------


Securities to be registered under Section 12(g) of the Act:



                                  COMMON STOCK, $0.10 PAR VALUE
                             ---------------------------------------
                                        (Title of class)

         This Amendment No. 5 is being filed to amend Part I, Items 1, 2, 3, 4, 7, and 8, Part II, Items 2 and 4, Part F/S and Part III of PalWeb's Form 10-SB.

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                                                 PALWEB CORPORATION

                                                    FORM 10-SB/A
                                                   AMENDMENT NO. 5

                                                        INDEX



                                                                                                               Page
PART I

         Item 1.  Description of Business.........................................................................4

         Item 2.  Management's Discussion and Analysis or Plan of Operation......................................18

         Item 3.  Description of Property........................................................................24

         Item 4.  Security Ownership of Certain Beneficial Owners and Management.................................25

         Item 7.  Certain Relationships and Related Transactions.................................................26

         Item 8.  Description of Securities......................................................................27

PART II

         Item 2.  Legal Proceedings..............................................................................28

         Item 4.  Recent Sales of Unregistered Securities........................................................29

PART F/S.........................................................................................................34

PART III

         Item 1.  Index to Exhibits..............................................................................34


                             INFORMATION REQUIRED IN
                             REGISTRATION STATEMENT

PART I.

ITEM 1.                    DESCRIPTION OF BUSINESS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

         This registration statement on Form 10-SB contains "forward-looking" statements regarding potential future events and developments affecting the business of PalWeb Corporation, a Delaware corporation ("PalWeb"). Such statements relate to, among other things: future operations of PalWeb, the development of distribution channels and product sales and the introduction of new products into the market. Forward-looking statements may be indicated by the words "expects," "estimates," "anticipates," "intends," "predicts," "believes" or other similar expressions. Forward-looking statements appear in a number of places in this Form 10-SB and may address the intent, belief or current expectations of PalWeb and its Board of Directors and management with respect to PalWeb and its business. The forward-looking statements are subject to various risks and uncertainties described in this registration statement. For these reasons, PalWeb's actual results may vary materially from the forward-looking statements.

RISK FACTORS

PALWEB IS A DEVELOPMENT STAGE COMPANY AND MAY NOT ACHIEVE PROFITABILITY.

         PalWeb was incorporated on February 24, 1969. From April 1993 to December 1997, PalWeb was primarily engaged in various businesses, including the business of exploration, production, and development of oil and gas properties in the continental United States and the operation of related service business. In December 1997, PalWeb acquired all of the issued and outstanding stock of Plastic Pallet Production, Inc. and its principal business changed to selling plastic pallets and plastic injection molding machines. As of April 30, 2000, PalWeb was using a prototype plastic injection molding machine to produce plastic pallets. PalWeb is still in the process of building a fully operational plastic injection molding machine. PalWeb is in the development stage, it has incurred significant losses from operations and there is no assurance that it will achieve profitability or obtain funds to finance continued operations.

PALWEB HAS LIMITED EXPERIENCE IN MANUFACTURING AND MARKETING.

         PalWeb's business strategy relies primarily on its success in manufacturing and marketing, an area in which PalWeb has limited experience. The success of its business strategy should be considered in light of the risks, expenses and difficulties frequently encountered in entering into industries characterized by intense competition. There can be no assurance that PalWeb will be able to manufacture or market its products or proposed products, maintain or expand its market share or achieve commercial revenues from its products or proposed products in the future. In addition, certain aspects of PalWeb's business strategy can only be implemented if PalWeb successfully secures additional capital. Some of the foregoing factors are not within PalWeb's control, and there can be no assurance that PalWeb will be able to implement its business strategy, or that PalWeb's business strategy will result in profitability.

PALWEB'S BUSINESS COULD BE AFFECTED BY CHANGES IN AVAILABILITY OF RAW
MATERIALS.

         PalWeb uses a proprietary mix of raw materials to produce its plastic pallets. Such raw materials are generally readily available and some may be obtained from recycled plastic containers. At the present time, these materials are being purchased from local suppliers. The availability of PalWeb's raw materials could change at any time for various reasons. For example, the market demand for PalWeb's raw materials could suddenly increase or the rate at which plastic materials are recycled could decrease, affecting both availability and price. Additionally, the laws and regulations governing the production of plastics and the recycling of plastic containers could change and, as a result, affect the supply of PalWeb's raw materials. Any interruption in the supply of raw materials or components could have a material adverse effect on PalWeb. Furthermore, certain potential alternative suppliers may have pre-existing exclusive relationships with competitors of PalWeb and others that may preclude PalWeb from obtaining its raw materials from such suppliers.

THE MARKET MAY NOT ACCEPT PALWEB'S PRODUCTS.

         Any unexpected developmental, regulatory or manufacturing problems could delay the commercialization of PalWeb's proposed products and may have a material adverse effect on PalWeb and its prospects. In addition, the market acceptance of any of PalWeb's plastic pallets will be substantially dependent on the ability of PalWeb to demonstrate to the business community the capabilities and benefits of PalWeb's plastic pallets as well as to sell commercial quantities of the plastic pallets at acceptable prices. There can be no assurance that PalWeb will be able to gain market acceptance for its plastic pallets.

PALWEB MAY NOT BE ABLE TO SECURE ADDITIONAL FINANCING NECESSARY TO SUSTAIN AND GROW ITS OPERATIONS.

         PalWeb's financial statements have been qualified on a going concern basis principally due to lack of long term financing to achieve its goal of producing and marketing plastic pallets to compete with wood pallets. PalWeb has funded its operations to date primarily through equity and debt financings. PalWeb may need additional debt or capital in order to begin generating a sufficient cash flow to sustain operations for the foreseeable future. PalWeb will need to raise substantial additional funds to continue to fund operating expenses or its expansion strategy. There can be no assurance that additional financing will be available, or, if available, that such financing will be on terms favorable to PalWeb. Failure to obtain such additional financing would have a material adverse effect on PalWeb.

PALWEB'S BUSINESS COULD BE AFFECTED BY COMPETITION AND RAPID TECHNOLOGICAL
CHANGE.

         PalWeb currently faces competition from many companies that produce wooden pallets at prices that are substantially lower than the prices PalWeb charges for its plastic pallets. It is anticipated that the plastic pallet industry will be subject to intense competition and rapid technological change. PalWeb could potentially face competition from recycling and plastics companies, many of which have substantially greater financial and other resources than PalWeb and, therefore, are able to spend more than PalWeb in areas such as product development, manufacturing and marketing. Although a company with greater resources will not necessarily be able to bring a new product to market before its smaller competitors, substantial resources enable a company to support many new products simultaneously, thereby improving the likelihood of at least some of its new products being among the first to make it to market. PalWeb's revenues and profitability could be adversely affected by technological change. Competitors may develop products that render PalWeb's products or proposed products uneconomical or result in products being commercialized that may be superior to PalWeb's products. In addition, alternatives to plastic pallets could be developed, which would have a material adverse effect on PalWeb.

PALWEB MAY NOT BE ABLE TO EFFECTIVELY PROTECT ITS PATENTS AND PROPRIETARY
RIGHTS.

         PalWeb relies on a combination of patents and trade secrets to protect its proprietary technology, rights and know-how. There can be no assurance that such patent rights will not be infringed upon, that PalWeb's trade secrets will not otherwise become known to or independently developed by competitors, that non-disclosure agreements will not be breached, or that PalWeb would have adequate remedies for any such infringement or breach. Litigation may be necessary to enforce proprietary rights of PalWeb or to defend PalWeb against third-party claims of infringement. Such litigation could result in substantial cost to, and a diversion of effort by, PalWeb and its management and may have a material adverse effect on PalWeb. PalWeb's success and potential competitive advantage is dependent upon its ability to exploit the technology under these patents. There can be no assurance that PalWeb will be able to exploit the technology covered by these patents or that it will be able to do so exclusively. PalWeb currently has certain patent applications pending. There can be no assurance that patent applications will result in patents being issued, or that, if issued, the patents will afford protection against competitors with similar technology.

         Although PalWeb is not aware of any claim against it for infringement, there can be no assurances that parties will not bring claims against PalWeb for infringement in the future. PalWeb's ability to commercialize its products and proposed products depends, in part, on its ability to avoid claims for infringement brought by other parties. Laws regarding the enforceability of intellectual property vary from jurisdiction to jurisdiction. There can be no assurance that intellectual property issues will be uniformly resolved, or that local laws will provide PalWeb with consistent rights and benefits. In addition, there can be no assurance that competitors will not be issued patents that may prevent the manufacturing or marketing of PalWeb's products or proposed products.

PALWEB'S BUSINESS COULD BE AFFECTED BY NEW LEGISLATION REGARDING ENVIRONMENTAL MATTERS.

         The business operations of PalWeb and the ownership and operations of real property by PalWeb are subject to extensive and changing federal, state and local environmental laws and regulations pertaining to the discharge of materials into the environment, the handling and disposition of wastes (including solid and hazardous wastes) or otherwise relating to the protection of the environment. As is the case with manufacturers in general, if a release of hazardous substances occurs on or from PalWeb's properties or any associated off-site disposal location, or if contamination from prior activities is discovered at any of PalWeb's properties, PalWeb may be held liable. No assurances can be given that additional environmental issues will not require future expenditures.

         Both the plastics industry, in general, and PalWeb are subject to existing and potential federal, state, local and foreign legislation designed to reduce solid wastes by requiring, among other things, plastics to be degradable in landfills, minimum levels of recycled content, various recycling requirements, disposal fees and limits on the use of plastic products. In addition, various consumer and special interest groups have lobbied from time to time for the implementation of these and other such similar measures. Although PalWeb believes that the legislation promulgated to date and such initiatives to date have not had a material adverse effect on PalWeb, there can be no assurance that any such future legislative or regulatory efforts or future initiatives would not have a material adverse effect on PalWeb.

PALWEB'S BUSINESS WILL BE SUBJECT TO POTENTIAL PRODUCT LIABILITY CLAIMS.

         The testing, manufacturing and marketing of PalWeb's products and proposed products involve the inherent risks of product liability claims or similar legal theories against PalWeb, some of which may cause PalWeb to incur significant defense costs. Although PalWeb currently maintains product liability insurance coverage that it believes is adequate, there can be no assurance that the coverage limits of its insurance are adequate or that all such claims will be covered by insurance. In addition, these policies generally must be renewed every year. While PalWeb has been able to obtain product liability insurance in the past, there can be no assurance it will be able to obtain insurance in the future on its products or proposed products. Product liability insurance varies in cost, is difficult to obtain and may not be available in the future on terms acceptable to PalWeb, if at all. A successful product liability claim or other judgment against PalWeb in excess of its insurance coverage could have a material adverse effect upon PalWeb.

PALWEB CURRENTLY DEPENDS ON CERTAIN KEY PERSONNEL.

         PalWeb is dependent on the experience, abilities and continued services of its current management personnel. In particular, Mr. Kruger, its Chairman of the Board and President, has played a significant role in the development and management of PalWeb. The loss or reduction of services of Mr. Kruger or any other key employee could have a material adverse effect on PalWeb. There is no assurance that additional managerial assistance will not be required.

         PalWeb's future success depends in part upon its ability to attract and retain highly qualified personnel. On July 13, 2000, Ron Hale, the former Vice President (Engineering), Secretary and Treasurer of PalWeb and the former President of PalWeb's wholly owned subsidiary, Plastic Pallet Production, Inc., resigned from all of his positions within PalWeb and Plastic Pallet Production, Inc. PalWeb's future success depends in part on its ability to attract and retain an individual with engineering and managerial expertise similar to Mr. Hale's expertise. PalWeb faces competition for such personnel from other companies and organizations, many of which have significantly greater resources than PalWeb. There can be no assurance that PalWeb will be able to attract and retain the necessary personnel on acceptable terms or at all.

PALWEB'S STOCK TRADES IN A LIMITED PUBLIC MARKET, IS SUBJECT TO PRICE VOLATILITY AND THERE CAN BE NO ASSURANCE THAT AN ACTIVE TRADING MARKET WILL BE SUSTAINED.

         There has been a limited public trading market for PalWeb's Common Stock and there can be no assurance that an active trading market will be sustained. There can be no assurance that the Common Stock will trade at or above any particular price in the public market, if at all. The trading price of the Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results or even mild expressions of interest on a given day. Accordingly, the Common Stock should be expected to experience substantial price changes in short periods of time. Even if PalWeb is performing according to its plan and there is no legitimate company-specific financial basis for this volatility, it must still be expected that substantial percentage price swings will occur in PalWeb's securities for the foreseeable future.

CERTAIN RESTRICTED SHARES OF PALWEB WILL BE ELIGIBLE FOR SALE IN THE FUTURE AND COULD AFFECT THE PREVAILING MARKET PRICE OF PALWEB'S COMMON STOCK.

         Certain of the outstanding shares of Common Stock are "restricted securities" under Rule 144 of the Securities Act, and (except for shares purchased by "affiliates" of PalWeb as such term is defined in Rule 144) would be eligible for sale as the applicable holding periods expire. In the future, these shares may be sold only pursuant to a registration statement under the Securities Act or an applicable exemption, including pursuant to Rule 144. Under Rule 144, a person who has owned Common Stock for at least one year may, under certain circumstances, sell within any three-month period a number of shares of Common Stock that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. In addition, a person who is not deemed to have been an affiliate of PalWeb at any time during the three months preceding a sale, and who has beneficially owned the restricted securities for the last two years is entitled to sell all such shares without regard to the volume limitations, current public information requirements, manner of sale provisions and notice requirements. Sales or the expectation of sales of a substantial number of shares of Common Stock in the public market by selling stockholders could adversely affect the prevailing market price of the Common Stock, possibly having a depressive effect on any trading market for the Common Stock, and may impair PalWeb's ability to raise capital at that time through additional sale of its equity securities.

PALWEB DOES NOT EXPECT TO DECLARE OR PAY ANY DIVIDENDS IN THE FORESEEABLE
FUTURE.
         PalWeb has not declared or paid any dividends on its Common Stock. PalWeb currently intends to retain future earnings to fund the development and growth of its businesses, to repay indebtedness and for general corporate purposes, and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

PALWEB'S COMMON STOCK MAY BE SUBJECT TO SECONDARY TRADING RESTRICTIONS RELATED TO PENNY STOCKS.

         Certain transactions involving the purchase or sale of Common Stock of PalWeb may be affected by a Securities and Exchange Commission rule for "penny stocks" that imposes additional sales practice burdens and requirements upon broker-dealers that purchase or sell such securities. For transactions covered by this penny stock rule, broker-dealers must make certain disclosures to purchasers prior to the purchase or sale. Consequently, the penny stock rule may impede the ability of broker-dealers to purchase or sell PalWeb's securities for their customers and the ability of persons now owning or subsequently acquiring PalWeb's securities to resell such securities.

HISTORY

         PalWeb Corporation is a Delaware corporation that was incorporated on February 24, 1969 under the name Permaspray Manufacturing Corporation. It changed its name to Browning Enterprises Inc. in April of 1982, to Cabec Energy Corp. in June of 1993 and became PalWeb Corporation in April of 1999.

         From April 1993 to December 1997 PalWeb was engaged in various businesses, including the business of exploration, production and development of oil and gas properties in the continental United States and the operation of related service businesses. In December 1997, PalWeb acquired all of the issued and outstanding stock of Plastic Pallet Production, Inc. or "PPP," a Texas corporation, in exchange for a majority of the issued and outstanding stock of PalWeb. Pursuant to the terms of the reverse acquisition contract, all of the assets, contract rights and liabilities of PalWeb that related in any way to the oil and gas business were transferred to The Union Group, Inc., a Nevada corporation (the "Union Group"). In November 1998, PalWeb distributed all of the issued and outstanding stock of the Union Group to its stockholders (other than the former shareholders of Plastic Pallet Production, Inc.).

         Since the acquisition of all of the issued and outstanding stock of Plastic Pallet Production, Inc., PalWeb's primary business is (i) manufacturing and selling plastic pallets, and (ii) the custom design, manufacture and sale of large plastic injection molding machines and systems. PalWeb is currently a development stage company. As of June 30, 2000, PalWeb has not sold any plastic injection molding machines and sales of plastic pallets have been limited.

         Michael John served as Chairman of the Board and President of PPP prior to its acquisition by PalWeb in December 1997. In October 1998, PPP entered into an agreement for sale of a plastic injection molding machine with Pace Plastic Pallets, Inc. ("Pace") that was intended to provide for the sale of specified machinery to Pace to permit Pace to manufacture pallets for sale to PPP for further distribution by PPP under patent licenses granted by PPP to Pace. In exchange for Pace's agreement to purchase the machinery and make an earnest money deposit of $300,000, 10 million shares of PalWeb were transferred by Michael John to Pace. At the time of this transaction, Pace was principally owned by Paul Kruger. The terms of this transaction were entered into on an arm's length negotiated basis.

         PPP encountered difficulties in connection with the manufacturing of the machinery required by this agreement due to the absence of available funding and other reasons. As a result, in January 1999, PalWeb and PPP entered into a consulting agreement with Paceco Financial Services, Inc. ("PFS"), an entity owned by Mr. Kruger, in which PFS provided $189,000 in cash to PalWeb and agreed to provide comprehensive management assistance to PPP in exchange for the issuance of 41 million shares of PalWeb Common Stock. PalWeb recorded an expense of $4.1 million in connection with this transaction, which was equal to the estimated fair value of the shares issued at that time. This was an arm's length negotiated transaction entered into between PFS and the former management of PalWeb and PPP. This transaction was negotiated at a time when PalWeb was in serious financial difficulty. The services performed included strategic planning, marketing, general consulting and management services, including recovery of shares issued to other parties in transactions potentially detrimental to PalWeb. The number of shares issued in this transaction is roughly equal to the number of shares owned by Wolfgang Ullrich and Rosarin Chaisayan, which were recovered by PalWeb under Mr. Kruger's supervision as described below.

         On July 9, 1999, Paul Kruger became Chairman of PalWeb and Michael John resigned as Chairman and as an executive officer. Subsequent to that date, Mr. Kruger has been actively involved in the day to day management of PalWeb and PPP in order to further its business plan. Also subsequent to that date through March 31, 2000, Mr. Kruger or his affiliated entities have provided in excess of $1,500,000 in funding for the operation of PalWeb in the form of $1,187,479 in cash advances and $350,021 in consulting services and have been issued an additional 15,375,000 shares of Common Stock.

         Subsequent to becoming more active in management, Mr. Kruger discovered various transactions and agreements that had been entered into by prior management that were detrimental to PalWeb. One of these involved the issuance of 41,443,308 shares of PalWeb

Common Stock to Wolfgang Ullrich and Rosarin Chaisayan in January 1998 for consideration that was never received. In January 1999, PalWeb initiated an action against these parties in the District Court of Dallas County, Texas, seeking a judgment for monetary damages and cancellation of the shares issued to them. On September 16, 1999, PalWeb was granted a default judgment awarding damages in the amount of $20 million and ordering the return and cancellation of the stock certificates for the 41,443,308 shares issued as well as awarding attorney's fees. Such shares have been canceled on PalWeb's books.

         In another action in the District Court of Dallas County, Texas, PalWeb and PPP obtained a default judgment against affiliated entities of Wolfgang Ullrich named Chartex AG and New Inter HKB, AG ("NIH") on March 17, 2000. Chartex AG was issued 6 million shares of Common Stock in PalWeb as additional consideration for an alleged $1.35 million loan made to PPP by Chartex. In addition, PPP had an obligation of $1.6 million to NIH and had issued 7,413,384 shares to NIH in PalWeb. As a result of the relationship between Ullrich and Chartex AG and NIH, the Court ordered that PPP could offset $1.6 million owed to NIH against the $20 million judgment against Ullrich and also ordered that defendants Chartex AG and NIH return to PalWeb a total of 13,413,384 shares of PalWeb Common Stock and ordered that PPP's liability to Chartex in the amount of $1.35 million secured by a mortgage be canceled. These shares have been reflected as canceled on the Company's records as of March 31, 2000. PalWeb does not expect that any of the money damages will be recovered.

         Another transaction that prior management entered into that could be detrimental to PalWeb involves Vimonta AG, a Swiss based company ("Vimonta"). For information regarding Vimonta, please see the discussion under Marketing in this Item. The current management of PalWeb is reviewing and will continue to review other past transactions involving PalWeb to determine if any corrective actions need to be taken for the benefit of PalWeb's shareholders.

CURRENT BUSINESS

         PalWeb's principal subsidiary, Plastic Pallet Production, Inc. or "PPP", is the entity through which PalWeb conducts its business of selling plastic pallets and plastic injection molding machines. PPP holds several patents for the original design of various types of plastic pallets, and has recently received approval for a patent relating to the original design of a materials handling plastic pallet in April 2000.

         PalWeb's plastic pallets are much more durable and sanitary than traditional wood pallets. At PalWeb's request, its new plastic pallet design has been subjected to standard industry tests known as ASTM (American Society for Testing and Materials) Standard D 1185-98a (a strength test) and D 4728-91 (a vibration test), which were conducted by Container Technologies Laboratory, Inc. ("Container Technologies"), Lenexa, Kansas, a nationally recognized independent testing facility. Container Technologies is certified as a Performance Oriented Packaging (POP) Laboratory by the U.S. Department of Transportation. Container Technologies is also an International Safe Transit Association (ISTA) Qualified Test Laboratory and a

National Motor Freight Classification (NMFC) Association Certified Laboratory. Container Technologies certified PalWeb's plastic pallet as having passed the above referenced tests. The testing procedures found the pallet to be stronger and more versatile than the typical hardwood pallet.

         PPP has fabricated an operational prototype plastic injection molding system. PPP is continually modifying and improving its equipment. PPP began utilizing the prototype equipment by running a 10 hour shift 4 days per week. As of June 1, 2000, PPP has sold 440 pallets and has 278 rackable and 329 floor (non-rackable) pallets in inventory. As of June 8, 2000, PPP has increased production by adding a second shift. Two shifts utilizing the current equipment 5 days per week can produce approximately 1232 rackable and 196 floor pallets per month. With the addition of the third shift and the planned modifications to its machinery, as described in Item 2, PPP anticipates that production will increase to approximately 4,000 pallets per month. PPP expects to reach this production level if and when PalWeb secures the funds necessary to make the adjustments to the machinery. 4,000 pallets per month is the maximum capacity of PPP's research/prototype plastic injection molding system.

         PalWeb is currently exploring methods to raise funds through various means including, but not limited to, the private placement of equity securities, private loans, commercial loans or technology licensing arrangements. Any loans to PalWeb will likely be required to be secured and guaranteed by Paul Kruger. PalWeb is dependent upon Mr. Kruger to provide and/or secure additional debt financing. Mr. Kruger has no obligation to provide additional debt financing to PalWeb or secure such financing on PalWeb's behalf and there is no assurance that Mr. Kruger will do so. PalWeb plans to use future funding to fabricate a plastic injection molding system comprised of multiple plastic injection molding machines with integrated material feed lines. If successful, the addition of these machines will permit PalWeb to expand its production of pallets. Should PalWeb successfully increase its production levels, it will need to employ additional production and supervisory employees, as described in this section. See Item 2, Plan of Operations and Liquidity for additional information.

         In the past two years, approximately $2 million has been spent on the development of PalWeb's business by designing plastic pallets and building prototypes of the plastic injection molding machines that will be manufactured by PalWeb for its own use in manufacturing plastic pallets and for resale to industrial users of plastic injection molding systems.

         Carving a niche in an industry as competitive as the pallet business will require more than just capital and equipment. PalWeb's future success will depend in large part on the strategic planning of its management. PalWeb has received very strong indications of interest from a number of extremely large users of pallets now that the material handling pallet has been successfully tested under applicable industry standards. This has substantially increased the level of interest and has greatly increased the viability of PalWeb's pallet being a large volume seller.

However, there is no assurance that PalWeb or PPP will be successful in marketing the pallets commercially.

         The principal raw materials used in manufacturing PalWeb's plastic pallets are in abundant supply, and some of these materials may be obtained from recycled plastic containers. At the present time, these materials are being purchased from local suppliers and the supply is readily available.

PALLET INDUSTRY

         According to the U. S. Forest Service, as printed in the National Wooden Pallet and Container Association publication, approximately 400 million new wood pallets are purchased in the United States each year, and some research sources estimate that even more than 400 million new pallets are purchased each year. At an overall average selling price of $9/pallet, the pallet manufacturing and sales business is approximately a $4 billion industry. It is estimated that the United States wood pallet industry is served by approximately 3,600 companies, most of which are small, privately held firms that operate in only one location. The industry is generally comprised of companies that manufacture new pallets or repair and recycle pallets. New pallet manufacturing generates about 60%-65% of the industry's revenues. The U.S. Forest Service estimates that approximately 1.9 billion wood pallets are in circulation in the United States today and that roughly 400 million of the wood pallets currently in circulation were newly manufactured. On an annual basis, approximately 175 million wood pallets are recycled through a process of retrieval, repair, re-manufacturing and secondary marketing, approximately 225 million are sent to landfills, and approximately 100 million are burned, lost, abandoned or leave the country.

         The pallet industry has experienced significant change and growth during the past several years. These changes are partly due to the focus of large and small businesses on improving the logistical efficiency of their manufacturing and distribution systems, including the use of just-in-time procurement, manufacturing and distribution systems. With the adoption of these systems, expedited product movement has become increasingly important and the demand has increased for a high-quality source of pallets distributed through an efficient, more sophisticated system. The June 1996 issue of Modern Material Handling states that product damage resulting from faulty wood pallets is between $1 - $2 billion annually. This damage is caused by pallets breaking under load, splinters and nails from the pallets, worker injury and other causes. In addition, environmental concerns (plastic is recyclable) and product sanitation concerns (plastic pallets can be sanitized, wood pallets cannot) have created a strong potential demand for cost-effective plastic pallets.

         Pallets are used in virtually all United States industries in which products are broadly distributed, including, but not limited to, the automotive, chemical, consumer products, grocery, produce and food production, paper and forest products, retailing and steel and metals industries.

Forklifts, pallet trucks and pallet jacks are used to move loaded pallets, reducing the need for costly hand loading and unloading at distribution centers and warehouses.

         Pallets come in a wide range of shapes and sizes. However, the grocery industry, which accounts for about one-third of the demand for new pallets, uses a standard 40 inch by 48 inch pallet and this has become the standard pallet size in most industries in the United States. Some industries, however, have developed specialized pallet sizes. PalWeb's pallet is 40 inches by 48 inches in size.

         Block edge, rackable pallets are heavy duty pallets with 9 blocks between the pallet decks, to allow true four-way entry by forklifts, pallet trucks and pallet jacks. Block edge, rackable pallets are often used to transport goods from manufacturers to distribution centers.

         Nestable pallets have "feet" on them so that they can be easily stacked. Nestable pallets are often used to transport goods between distribution centers and retail stores.

         Until very recently, plastic pallets had not penetrated the market significantly, due in part to their cost. Heavy duty plastic pallets cost $46-$100, heavy duty wood pallets typically cost approximately $26, and less sturdy wood pallets typically cost $8-$11. As stated in an article in the July 1996 issue of Material Handling Engineering, wood pallets have an estimated useful life of 7-10 trips before repair or recycling is required. A trip, or cycle, is defined as the movement of a pallet under a load from a manufacturer to a distributor (or from a distributor to a retailer) and the movement of the empty pallet back to the manufacturer. Heavy duty plastic pallets, as currently manufactured, have a useful life of 60 or more trips, on average.

         The trend that appears to be emerging is a switch from wood to plastic, with the only limiting factor being price. Therefore, PalWeb will target both wood and plastic pallet users during its market introduction phase.

         PalWeb intends to stay on the "cutting edge" of the market by constantly conducting research on pallet design, plastic injection molding system design and the materials used to make the plastic pallets.

EMPLOYEES

         PalWeb through PPP leases six full time employees from Accord Human Resources, Inc., an independent employee leasing company. PalWeb decided to lease its employees because, considering the small number of employees currently required by PalWeb's level of operations, it is more cost effective than hiring its own employees. PalWeb's management has determined that leasing the present number of employees saves approximately $1,500 per month. The cost of leasing the employees from Accord Human Resources, Inc., over and above the actual cost of payroll, is approximately 2.0% of payroll, which is approximately $500 per month. If PalWeb decided to hire its own employees, it would also need to hire a full-time human resource

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

employee, which would cost approximately $2,000 per month. After management made this determination, PalWeb's former President, Michael John, negotiated the Employee Lease Agreement with Accord Human Resources, Inc. and executed such Agreement on behalf of PPP.

         If PalWeb increases production levels to 4,000 pallets per month, it will need to employ a total of eleven to thirteen production employees and three to four supervisory/staff employees. Should PalWeb successfully increase its production levels to 50,000 pallets per month, it will need to employ a total of twenty to thirty production employees and five to seven supervisory/staff employees. If PalWeb successfully increases its production levels to 100,000 pallets per month, it will need to employ a total of thirty-five to forty production employees and ten to fifteen supervisory/staff employees.

MARKETING

         PPP plans to distribute its pallets and its plastic injection molding systems through a combination of a network of independent contractor distributors and sales by PalWeb officers and employees. PalWeb believes that PPP's patents on its plastic pallet designs and its plastic injection molding machines, along with appropriate pricing of its products, should give PalWeb a sales advantage with respect to its competition. PalWeb hopes to gain product acceptance by marketing the concept that the widespread use of plastic pallets could greatly reduce the destruction of trees on a worldwide basis.

         In 1998 and 1999, prior management of PalWeb entered into various alleged agreements with Vimonta AG, a Swiss based company ("Vimonta"), and with certain shareholders of Vimonta. In connection with the alleged agreements with shareholders of Vimonta, PalWeb issued 15 million of its shares of Common Stock and received in exchange what is represented to be a 20% interest in Vimonta. As of April 30, 2000, existing management had met with the Vimonta representatives on two occasions and had requested financial information on Vimonta, and copies of all documents that Vimonta alleges comprise the agreement between PalWeb and Vimonta. As of May 31, 2000, Vimonta had delivered some of the requested information, but PalWeb still does not believe the information delivered is complete. As of June 30, 2000, PalWeb was continuing to review the documents relating to the transaction with Vimonta and was in discussions with representatives from Vimonta to determine what obligations, if any, PalWeb has to Vimonta. However, pursuant to the alleged agreements with Vimonta, Vimonta apparently contends that it is entitled to exclusive rights in all of PalWeb's technology and formulas for plastic pallet production in Europe, Asia, the territories of the former USSR and South America. PalWeb considers the European market to be a significant market for plastic pallets due to the regulations proposed by the European economic community to require the use of plastic pallets in such market. PalWeb disputes the rights claimed by Vimonta.

PATENTS

         PPP currently holds the following patents:

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

         1.       Interlocking Modular Pallet Application and Method of
                  Construction
                  Application No. 08/779,372
                  Filing Date: November 26, 1996
                  U.S. Patent No. 5,860,369 issued on January 19, 1999 Expiration Date: January 18, 2016

         2.       Modular Pallet with Interlocking Apparatus
                  Application No. 08/795,856
                  Filing Date: February 6, 1997
                  U.S. Patent No. 5,887,529 issued on March 30, 1999 Expiration Date: March 29, 2016

         3. Vertical Interlocking Modular Pallet Application and Method of Construction
                  Application No. 08/796,571
                  Filing Date: February 6, 1997
                  U.S. Patent No. 5,809,905 issued on September 22, 1998 Expiration Date: September 21, 2015

         4.       Modular Pallet System
                  Application No. 08/735,802
                  Filing Date: September 21, 1996
                  U.S. Patent No. 5,791,261 issued on August 11, 1998 Expiration Date: August 10, 2015

         PPP is currently in the process of securing a patent on its new materials handling pallet. The application for the patent on this materials handling pallet was filed on October 19, 1999 under application No. 09/421,766 and was allowed in April 2000 but has not been granted.

         PPP also has a patent pending on a new concept in the construction of functional, operational plastic injection molding machines. These machines are approximately 20% to 30% of the length of a traditional style plastic injection molding machine, use approximately one-third of the electricity used by a traditional style machine, use approximately 10% of the oil (circulated) used by a traditional style machine, and can be profitably sold to the end user at a cost that is substantially less than the cost of a traditional style machine. However, it must be noted that there is no assurance that PalWeb will be able to sell any of the newly designed plastic injection molding machines. Under United States patent law, patents that are approved are valid for 17 years from the date of issuance unless they are amended and extended.

         PPP's pallets and plastic injection molding machines have a broad spectrum of possible applications. As a result, it is not foreseen that sales will be dependent on one or a few major customers.

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

ACQUISITION OF PACECO FINANCIAL

         On January 21, 2000, PalWeb entered into an agreement to acquire Paceco Financial Services, Inc. ("PFS") by means of a merger of PFS's parent company, Pace Holding, Inc., into a wholly owned subsidiary of PalWeb, PP Financial, Inc. This acquisition was consummated on April 3, 2000. In the acquisition, PalWeb issued 50 million shares of its Common Stock in exchange for all the outstanding stock of Pace Holding and PFS became an indirect wholly owned subsidiary of PalWeb. All of the outstanding stock of Pace Holding was owned by Paul Kruger, the Chairman and Chief Executive Officer of PalWeb. Mr. Kruger acquired Pace Holding for $81,250 in cash. Mr. Kruger subsequently contributed approximately $150,000 in cash and $150,000 in preferred stock of Paceco Financial Services, Inc. to Pace Holding, Inc. PFS, in addition to its other assets, owned 43.5 million shares of PalWeb Common Stock, which by virtue of the acquisition, are treated as treasury stock on PalWeb's records and, accordingly, the acquisition resulted in the issuance of an additional 6.5 million shares of PalWeb Common Stock.

         The 50 million shares of PalWeb's Common Stock that PalWeb exchanged for all of the outstanding stock of Pace Holding was authorized and approved by unaffiliated directors of PalWeb, Mark Kidd and Lyle Miller. The 6.5 million incremental shares of PalWeb's Common Stock that were issued in the acquisition of Pace Holding represented the value attributable to Paceco's business, other than the ownership of PalWeb Common Stock.

         PFS has been in business since 1952 and is engaged in the business of making consumer and small business loans primarily in Oklahoma and is regulated as an "investment certificate issuer" by the Oklahoma Securities Department. For its last fiscal year ended September 30, 1999, PFS had revenues of $790,000, net loss of $2,300,000 and total assets and stockholder's deficiency of $7,000,000 and $1,700,000, respectively. For the six months ended March 31, 2000, PFS had revenues of $370,000, net loss of $800,000 and at such date had total assets of $5,500,000 and stockholder's deficiency of $2,400,000.

         As of July 5, 2000, PFS was negotiating an agreement with the Oklahoma Securities Department pursuant to which the status of PFS as an "investment certificates issuer" will be terminated within two years. This agreement is not yet finalized and is being discussed with the Oklahoma Securities Department. The Oklahoma Securities Department proposed that PFS terminate its status as an investment certificate issuer after a March 1999 examination of PFS, which revealed irregularities relating to PFS's operations. Under the terms of the currently proposed agreement, PFS is precluded from making further sales of investment certificates to new or existing holders. If and when this agreement is finalized, it would require that PFS find additional sources of funding for its activities other than the sale of investment certificates during the two year period and, in the event PFS is unable to continue to sell investment certificates to existing holders, it is possible that PFS would not have funds available to meet withdrawals. PFS's ability to fund repayment of investment certificates is substantially dependent on PFS's ability to sell or otherwise receive funding related to its PalWeb stock. If this cannot be achieved, PFS would likely not have sufficient assets to pay the holders of the investment certificates. At March 31, 2000, PFS had $6,700,000 in investment certificates outstanding.

         If PFS and PalWeb are unsuccessful in negotiating an agreement with the Oklahoma Securities Department, the Department may take enforcement actions against PFS that could have a material adverse effect on PFS and PalWeb. If the issues with the Oklahoma Securities Department are resolved, PalWeb intends to use PFS as a vehicle to offer financing to buyers of its plastic pallets and injection molding equipment.

SUBSIDIARIES

         PalWeb has six wholly owned subsidiaries and one indirect wholly owned subsidiary. All of the subsidiaries, except PPP and PP Financial, Inc., currently are inactive and have no employees. The inactive subsidiaries were formed as part of the business planning process so they would be in existence at the time that they become needed. A list of PalWeb's subsidiaries is set forth below:

              Plastic Pallet Production, Inc., a Texas corporation;

              Plastic Pallet Support Equipment, Inc., a Texas corporation;

              Modular Plastic Pallets, Inc., a Texas corporation;

              PP Financial, Inc., a Texas corporation;

              Paceco Financial Services, Inc., a wholly owned subsidiary of PP Financial, Inc.;

              PP Transport, Inc., a Texas corporation; and

              PP Systrans, Inc., a Texas corporation.


ITEM. 2.          MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

PLAN OF OPERATIONS AND LIQUIDITY

         In November 1998, PalWeb transferred all of its energy services related assets, contract rights and liabilities to the Union Group. Shortly following this transfer, all of the issued and outstanding stock of the Union Group was distributed to the stockholders of PalWeb (other than the former shareholders of PPP) as a dividend. As a result, PalWeb is essentially in the position of being a start-up business by and through its wholly owned subsidiary, PPP. As stated above, PPP is engaged in the design, development and marketing of a new style of plastic pallet that will compete with traditional wood pallets, and the design, development and marketing of a new style of plastic injection molding machine that is smaller and more efficient than a traditional style of plastic injection molding machine.

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

         PalWeb's financial statements have been qualified on a going concern basis principally due to lack of long term financing to achieve its goal of producing and marketing plastic pallets to compete with wood pallets. During the period from January 1999 to December 1999, the cash needed by PalWeb to fund its operations came from cash advances from Paul A. Kruger and entities affiliated with him, totaling $882,479, and $300,000 received by PPP as a down payment on the sale of a plastic injection molding system to Pace Plastic Pallets, Inc., an Oklahoma corporation ("Pace").

         The total sale price under the terms of the contract between PPP and Pace was $3,408,000. Subsequent to entering into this contract, Pace was dissolved and all of its assets were assigned to Hildalgo Trading Co., L.C., a Florida limited liability company ("Hildalgo"), which is 100% owned by Paul A. Kruger. The agreement for the sale of the plastic injection molding system to Pace by PPP was entered into in October 1998. At such time, neither Paul A. Kruger nor any of his related entities, including Pace, were affiliated with or related to PalWeb or any of its subsidiaries. However, in April 1999, Mr. Kruger, through several of his closely held entities, acquired a significant ownership position in PalWeb's Common Stock, which caused him to then be classified as a related party with respect to PalWeb. Mr. Kruger became the Chairman of the Board of PalWeb on July 9, 1999 and became President on January 22, 2000. The value of the plastic injection molding system was determined through negotiations between the former President of PalWeb and the management of Pace. No gain has been recognized on the sale of equipment to Pace as the sale has never been consummated due to the fact that PalWeb has not yet begun commercially producing plastic injection molding systems. In January 2000, PalWeb issued 3,000,000 shares to Hildalgo in exchange for Hildalgo's cancellation of the $300,000 of indebtedness related to the down payment on the sale of the plastic injection molding system and the contract between PalWeb and Hildalgo was canceled.

         On December 1, 1999, PalWeb obtained a $500,000 line of credit loan for its operations from Ralph Curton, Jr., an individual that is not an officer or director of PalWeb or otherwise related to PalWeb, but who does own 2.2% of the issued and outstanding shares of Common Stock of PalWeb. In exchange for the $500,000 line of credit loan, PalWeb issued Mr. Curton a convertible debenture that grants Mr. Curton the right, on or after June 1, 2000, to convert the principal of the convertible debenture into fully paid and non-assessable shares of PalWeb's Common Stock at the rate of one share for each $0.10 of the principal amount that is then due and owing by PalWeb to Mr. Curton at the time of such conversion. The loan interest rate is 8.5% per annum and the maturity date is December 1, 2001. Funds from the credit line were available at the rate of $100,000 per month beginning December 1999. As of June 15, 2000, $52,500 of available credit remained on the line of credit loan.

         On June 1, 2000, Hildalgo Trading Co., L.C., which is 100% owned by Paul Kruger loaned PalWeb $400,000 payable on December 1, 2000 with interest at 18%. The loan is secured by inventory, equipment, patents and the Vimonta stock. The funds were used to satisfy existing obligations and to provide short term operating capital until such time as PalWeb could

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

refinance the loan. As of June 29, 2000, PalWeb had $65,000 of the proceeds from the loan remaining.

         The molds needed for PalWeb to manufacture plastic pallets were completed in October 1999 and necessary fine-tuning modifications to the molds were completed in late December 1999. PalWeb plans to continue to review the performance of the prototype equipment and make any improvements that are possible and economical. PalWeb expects that approximately $100,000 of capital expenditures will be required to complete the installation of a hot runner system and to adjust the hydraulic system on its prototype plastic pallet injection molding machine. These adjustments will enable the prototype plastic pallet injection molding machine to operate at a production capacity of approximately 4,000 pallets per month. 4,000 pallets per month is the maximum production capacity of prototype equipment. If this level is achieved, it is believed that sales of products will generate sufficient cash flow to sustain current operations. In the meantime, PalWeb will need to secure funds to make the adjustments to the machinery and to sustain operations.

         PalWeb anticipates that funds required for the adjustments to the machinery and operations until such adjustments are made will be provided by loans from Paul Kruger or financial institutions or other sources. PalWeb will make the adjustments to the machinery if and when the required funds become available. If PalWeb is successful in securing a loan, a portion of the loan will be used to pay $400,000 that PalWeb owes Paul Kruger. Any lender will likely require that any loans to PalWeb be guaranteed by Paul Kruger. PalWeb is dependent upon Mr. Kruger to provide and/or secure additional debt financing. Mr. Kruger does not have any obligation to assist PalWeb by providing funds to PalWeb and/or securing additional debt financing on behalf of PalWeb and there is no assurance that Mr. Kruger will do so. PalWeb may also seek funding through additional sales of equity securities or technology licensing arrangements. Accordingly, there is no assurance that funding will be available. If the Company fails to secure the funding necessary to complete the installation of a hot runner system and adjust the hydraulic system on its prototype plastic pallet injection molding machine, PalWeb may have to suspend or terminate its operations and/or consider bankruptcy.

RESULTS OF OPERATIONS

GENERAL

         Sales reflected for all periods presented prior to November 1999 are occasional sales of prototype plastic pallets of a design that did not meet development standards. Sales after November 1999 represent initial sales of PalWeb's tested product. However, as June 15, 2000, PalWeb has not commenced commercial production of plastic pallets. PalWeb has for the most part completed the development of its plastic pallet that will compete with wood pallets. PalWeb is in the final stages of development of its injection molding system to produce its plastic pallets. PalWeb is seeking both short-term financing to meet its working capital needs and long-term financing to acquire the equipment needed to produce plastic pallets on a large-scale commercial basis.

         The basic development of PalWeb's prototype plastic injection molding system is complete and it is fully functional as of April 30, 2000. However, the injection molding system's full capacity of 4,000 pallets per month will not be reached until the hot runner system is installed and tested. Management anticipates that continued engineering updates and refinements of all plastic injection molding systems will be necessary to maintain high efficiency levels and plans for this to be an ongoing process.

         PalWeb has from time to time engaged the services of professionals to perform various services through the issuance of both Common and Preferred Stock (see Part II, Item 4, Recent Sales of Unregistered Securities). The services paid for in this fashion have primarily included business transaction origination and brokerage services, accounting services unrelated to audits of PalWeb, legal services, and marketing and financing consulting services. PalWeb has been compelled to use both Common and Preferred stock to secure these services due to its limited sources of cash. The consideration was largely based on a negotiated number of shares in relation to the type of service and the nature of the restricted stock rather than specific dollar amounts. Accordingly, management determined that the most reasonable method of valuing the services is the stock value.

         For all periods presented, PalWeb's effective tax rate is 0%. PalWeb has generated net operating losses since inception that would normally reflect a tax benefit in the statement of operations and a deferred asset on the balance sheet. However, because of the current uncertainty as to PalWeb's ability to achieve profitability, a valuation reserve has been established that offsets the amount of any tax benefit available for each period presented in the consolidated statement of operations.

PROSPECTS FOR FUTURE

         Management anticipates that upon completion of all refinements to its prototype equipment operating losses will cease due to the sales revenue that will be generated. As of July 5, 2000, management was trying to secure the financing necessary to complete the modifications to the machinery. Management does not have an exact date as to when such modifications will be completed.

         As stated above, the United States market for new pallets is, at minimum, approximately 400,000,000 annually. Management's initial sales projections of 4,000 pallets per month, or 48,000 pallets per year, is less than 1/100th of 1% of the total new pallet market, and it appears that the market trend is moving toward the use and purchase of plastic pallets. If PalWeb's sales projections are accurate, management estimates operating losses will cease if and when PalWeb completes the modifications to the machinery discussed above. It is anticipated that approximately 4% - 5% of annual gross revenues will be expended for product research, development and marketing.

NINE MONTH PERIOD ENDED FEBRUARY 29, 2000 COMPARED TO THE NINE MONTH PERIOD ENDED FEBRUARY 28, 1999

         General and administrative expenses for the nine months ended February 29, 2000 decreased $2,907,522 over February 28, 1999 primarily due to a lower cost of consulting services. Consulting costs were $1,596,000 for the nine months ended February 29, 2000, which is a decrease of $2,767,000 from the nine months ended February 28, 1999.

         Interest expense declined $61,338 from $199,287 for the nine months ended February 28, 1999 to $137,949 for the nine months ended February 29, 2000. The decrease is attributable to the reduction in notes payable. Management negotiated a settlement of certain delinquent notes payable in the prior period through foreclosure proceedings, cash payments or part cash, part Common Stock.

         Other income in the nine months ended February 28, 1999 was primarily rental income from leasing a portion of its plant facilities. The plant was sold to a related party in April 1999 and PalWeb leases back only that portion of the facility it utilizes. Because PalWeb holds an option expiring April 2002 to repurchase the property, the transaction was recorded as a financing arrangement wherein the plant remains an asset on the balance sheet until such time as the option expires without being exercised. The significant item in other income in the nine months ended February 29, 2000, is a gain on settlement of outstanding liabilities.

         Principally as a result of the above, PalWeb had a net loss of $2,337,079 for the nine months ended February 29, 2000 compared to $5,152,322 for the nine months ended February 28, 1999, a decrease of $2,815,243.

YEAR ENDED MAY 31, 1999 COMPARED TO THE YEAR ENDED MAY 31, 1998

         Salaries and benefits were $298,414 in 1999 compared to $448,176 in 1998, for a decrease of $149,762. The decrease is principally due to the termination of a marketing person who was employed during 1998. Other general and administrative expenses increased $4,801,226 from $660,383 in 1998 to $5,461,643 in 1999. This increase is primarily due to third-party consulting costs which were $5,013,000 in 1999 and $222,000 in 1998 for an increase of $4,791,000. Consulting costs were payments principally through the issuance of Common

Stock to individuals to assist the company in attaining its goals of product development and the financing to achieve commercial production levels.

         In 1998, the Company incurred a charge to operations to write down certain investments due to impairment for a total of $3,456,231. There was no corresponding charge in 1999.

         Interest expense increased $52,237 from $189,527 in 1998, to $241,744 in 1999. The increase is primarily due to the issuance of long-term notes payable for the acquisition of the plant and other real estate.

         Because of the above, the loss before discontinued operations and extraordinary gain increased $1,223,538 from a loss of $4,807,184 in 1998 to a loss of $6,030,725 in 1999.

         In December 1997, PalWeb acquired PPP in a reverse acquisition whereby the stockholders of PPP gained majority control of PalWeb through the exchange of stock. Under the terms of the reverse acquisition contract, the prior assets of PalWeb, primarily engaged in the business of energy services, were to be spun off to the previous stockholders of PalWeb. PPP was engaged in the development of plastic pallets and plastic injection molding systems and the primary interest in the acquisition was to acquire a shell corporation that was publicly held. However, the energy services were distributed to PalWeb's stockholders, by a distribution of the stock of the Union Group on a pro rata basis, on November 10, 1998. Because the operation of energy services was a different segment from the continuing operations of PalWeb/PPP, the operations of energy services is classified as discontinued operations. The loss for 1998 totaled $849,761 which, included estimated closing costs of $130,688.

         PalWeb was obligated on two promissory notes payable totaling $830,057 as of May 31, 1998. During 1999, PalWeb negotiated settlements on these debts through cash payments, issuance of Common Stock, and foreclosure resulting in a gain of $68,616. This gain is classified as an extraordinary gain.

         As a result of all of the foregoing, the net loss of $5,969,405 in 1999 was an increase of $312,464 over the net loss of $5,656,945 in 1998.

YEAR ENDED MAY 31,1998 COMPARED TO THE PERIOD FROM INCEPTION (NOVEMBER 20, 1995) TO MAY 31, 1997

         Research and development expenses were $406,943 in 1997 and $0 in 1998. In 1997, PPP engaged a design engineer to design and oversee the development of an injection molding system process including molds to produce plastic pallets. This phase was complete as of May 31, 1997.

         Salaries and benefits in 1998 totaled $448,176, compared to $247,516 in 1997, an increase of $200,660. The increase was primarily attributable to the addition of a marketing person.

         Depreciation expense in 1998 was $157,656, compared to $96,871 in 1997, an increase of $60,785. The expense in 1997 generally reflects a one-half year's depreciation since it is the primary acquisition year.

         Other general and administrative expenses for 1998 and 1997 were $660,383 and $685,695, respectively. The net change was not significant.

         In 1998, PalWeb recognized impairment losses of $3,456,231. Management determined that the molds for the original pallet design were obsolete due to design deficiencies in the product and recognized an impairment charge of $184,982 to operations. In addition, a loss in the amount of $126,249 was recognized to write down a milling machine that was sold in June 1998 to net realizable value. PalWeb also recognized impairment in the amount of $3,145,000 on its investment in 20% of the issued and outstanding stock of Vimonta AG, a Swiss corporation, that is a marketing logistics company. This adjustment was made after current management reviewed this acquisition and determined that Vimonta AG was a startup company with no material assets or tangible net worth. The original valuation of the stock of Vimonta AG, made by PalWeb's prior management at the time of the acquisition, was based on Vimonta's income potential, as perceived by the Board of Directors at that time.

         Primarily because of all of the foregoing factors, loss before discontinued operations increased $3,477,666, from $1,329,518 in 1997 to $4,807,184 in 1998.

ITEM 3. DESCRIPTION OF PROPERTY

         PalWeb, through PPP, currently leases approximately five acres of land in an industrial area of Dallas, Texas that is improved with 119,000 square feet of manufacturing and warehouse space, and approximately 6,500 square feet of office space. This leased space was originally owned by PPP, which acquired it in September 19, 1997 for approximately $1,444,000. When this space was owned by PPP, portions of the property were used for PPP's operations while other parts of the property were leased to other businesses. In April 1999, Onward, L.L.C. ("Onward"), an entity 100% owned by Paul A. Kruger, purchased the current property owned by PPP in order to avoid loss of the property to a lien creditor. Onward paid $150,000 in cash and assumed a mortgage payable in the amount of $1,350,000. At the same time, PPP issued 2 million shares of common stock to the lien creditor and conveyed a portion of the property, worth approximately $193,000, in partial satisfaction of the debt. At the time the property was purchased by Onward, the property was appraised by an independent appraiser for approximately $1,150,000. In 2000, the mortgage payable by Onward was cancelled as described in Item 1. For more information on the transaction, see Note 5 and Note 9 to the Consolidated Financial

Statements of PalWeb. At the time the property was sold to Onward, Paul Kruger was not an officer or director of PalWeb or PPP.

         The portion of the facility needed for operations has been leased back from Onward, L.L.C.. The lease contains a 3-year option to repurchase the property for $2.7 million. For accounting purposes, this property is still treated as being owned by PPP and carried on its books as an asset. This accounting treatment will continue until the option to repurchase is exercised, canceled or expires.

         PalWeb has sufficient office equipment, such as computers, printers, copiers, etc., to operate effectively. PalWeb has six computer stations, five printers, and two copy machines in good working order.

         The warehouse/manufacturing facility is sufficiently equipped and designed to accommodate the manufacturing of plastic pallets and plastic injection molding systems. The ceilings are very high, which will allow for the use of cranes, if needed. The warehouse currently has four heavy duty cranes installed above the work areas, and is situated on an operational railroad spur. Further, the warehouse has three-phase (heavy-duty), 240 volt electrical wiring.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding the shares of Common Stock and the shares of original issue Preferred Stock beneficially owned as of April 5, 2000, by (i) each person known by PalWeb to beneficially own five percent (5%) or more of the outstanding Common Stock or Preferred Stock, (ii) each current director and executive officer and (iii) all current directors and executive officers as a group. The original issue Preferred Stock is considered the equivalent of Common Stock, since it is voting and convertible into Common Stock on a share for share basis. As of April 5, 2000, PalWeb had 205,456,628 shares of Common Stock and 2,885,000 of Preferred Stock outstanding.

                                                                         SHARES
                            NAME                                   BENEFICIALLY OWNED           PERCENT OWNED(1)
------------------------------------------------------------- ------------------------------ -----------------------

Paul A. Kruger, Chairman of the Board and
President .......................................                             83,602,778(2)                  34.12%

Lyle W. Miller, Director and Vice President
(Marketing)........................................                            7,500,000                      3.06%

Mark R. Kidd, Director ............................                              500,000                      0.20%

All Directors & Officers as a Group (4 persons)                               91,602,778(2)                  37.38%
----------------------------
(1) Percent owned calculated based on combined total shares of Common Stock and
Preferred Stock outstanding.

(2) Total includes 16,897,778 shares of Common and Preferred Stock of which Mr. Kruger only holds the power to vote pursuant to proxies and 500,000 shares of Common Stock that Mr. Kruger holds on behalf of his minor children.

         There are currently no plans for any arrangement or acquisition which would change ownership of a controlling interest in the common stock of PalWeb.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         For a related party transaction that occurred in February 2000 in connection with PalWeb's acquisition of Paceco Financial Services, Inc., see
Part I, Item 1, of this registration statement.

         On January 10, 2000, PalWeb issued the following number of shares of unregistered Common Stock to the following parties as consideration for the cancellation of the debt set forth opposite of such parties' name:

                                                       DEBT OWED              NO. OF SHARES ISSUED IN
        PARTIES' NAME                                  BY PALWEB             CANCELLATION OF SUCH DEBT
        ----------------------------------------- --------------------- -------------------------------------
        Hildalgo Trading Co., L.C.                            $701,000               7,010,000

        Onward, L.L.C.                                         312,429               3,124,786

        Paul A. Kruger                                         174,000               1,740,000


Hildalgo Trading Co., L.C. and Onward, L.L.C. are wholly owned by Paul A.
Kruger.

         Also on January 10, 2000, PalWeb issued 3,500,210 shares of unregistered Common Stock of PalWeb to Hildalgo Trading Co., L.C. as consideration for consulting services provided to PalWeb by Hildalgo Trading Co., L.C.

         In a related party transaction in April 1999, Paceco distributed 8,500,000 shares of Common Stock it received pursuant to an Agreement for Sale of Machinery by and between Plastic Pallet Production, Inc. and Pace Plastic Pallets, Inc. to certain parties employed by or associated with Paul
A. Kruger, including Ron Hale, the former President of PPP, and Mark Kidd.

         For a related party transaction involving Onward, L.L.C, see Part I,
Item 3 and Note 5 and Note 9 to the Consolidated Financial Statements.

         For certain related party transactions whereby PalWeb issued Common and Preferred Stock to officers and directors in exchange for such officers' and directors' management services as well as for consideration in other transactions, see Recent Sales of Unregistered Securities, Part II, Item 4 of this registration statement.


ITEM 8. DESCRIPTION OF SECURITIES

         The authorized capital stock of PalWeb consists of 250,000,000 shares of Common Stock with a par value of $0.10 per share and 20,000,000 shares of Preferred Stock with a par value of $0.0001 per share.

COMMON STOCK

         There were 242,168,244 shares of Common Stock issued and outstanding as of April 4, 2000, including 43,500,000 shares classified as treasury stock owned by PalWeb's subsidiary, PFS. As of such date, the Company therefore had only 7,831,756 shares of Common Stock available for issue. The Company may be limited in its ability to finance transactions using Common Stock of the Company until such time as the authorized number of shares of Common Stock of the Company is increased. At the next annual shareholders meeting, the Company expects to present a proposal to increase the authorized Common Stock unless prior to that time additional shares of Common Stock become available to the Company from other means such as treasury stock transactions.

         Holders of the Common Stock do not have preemptive rights to purchase additional shares of Common Stock or other subscription rights. The Common Stock carries no conversion rights and is not subject to redemption or to any sinking fund provisions. All shares of Common Stock are entitled to share equally in dividends from sources legally available therefor when, as and if declared by the Board of Directors and, upon liquidation or dissolution of PalWeb, whether voluntary or involuntary, to share equally in the assets of PalWeb available for distribution to stockholders after any distributions have been made to preferred stockholders. The Board of Directors is authorized to issue additional shares of Common Stock on such terms and conditions and for such consideration as the Board may deem appropriate without further stockholder action. Reference is made to PalWeb's Certificate of Incorporation and Bylaws that are exhibits to this registration statement, as well as to the applicable statutes of the State of Delaware for a more complete description concerning the rights and liabilities of common stockholders.

         Each holder of Common Stock is entitled to one vote per share, either in person or by proxy, on all matters that may be voted on by the owners thereof at meetings of the stockholders. Since the shares of Common Stock do not have cumulative voting rights, the holders of more than 50% of the shares voting for the election of directors can elect all the directors and, in such event, the holders of the remaining shares will not be able to elect any person to the Board of Directors.

PREFERRED STOCK

         There were 2,885,000 shares of preferred stock of PalWeb (the "Preferred Stock") issued and outstanding as of April 4, 2000.

         Holders of the Preferred Stock do not have rights to preferential dividends, preemptive rights to purchase additional shares of Preferred Stock or other subscription rights. Holders of the Preferred Stock have the number of votes per share equal to the number of shares of Common Stock into which the Preferred Stock is convertible at any meeting of the stockholders of PalWeb. The shares of Preferred Stock are convertible, at the option of the holder, into Common Stock at the rate of one share of Common Stock for each share of Preferred Stock surrendered for conversion. The Preferred Stock may be redeemed, solely at the option of PalWeb, at a redemption price of $0.10 per share. The Preferred Stock is not subject to any sinking fund provisions and is not entitled to the payment of dividends. Upon the liquidation or dissolution of PalWeb, the holders of the Preferred Stock shall be entitled to receive out of assets of PalWeb available for distribution to shareholders, before any distribution of assets is made to holders of Common Stock or any series of preferred stock ranking junior to the Preferred Stock as to proceeds of liquidation, liquidating distributions in the amount of $0.10 per share.

         The Board of Directors is authorized to issue additional shares of Preferred Stock on such terms and conditions and for such consideration as the Board may deem appropriate without further stockholder action. Reference is made to PalWeb's Certificate of Incorporation and By-laws that are exhibits to this registration statement, as well as to applicable statutes of the State of Delaware for a more complete description concerning the rights and liabilities of preferred stockholders.

TRANSFER AGENT

         In the past, PalWeb has used Continental Stock Transfer and Trust Company, located at 2 Broadway, 19th Floor, New York, NY 10004 as its registrar and transfer agent for its Common and Preferred Stock. As of June 19, 2000, PalWeb changed its registrar and transfer agent for its Common and Preferred Stock to UMB Bank, N.A., 928 Grand Boulevard, Kansas City, Missouri 64106.

PART II

ITEM 2. LEGAL PROCEEDINGS

         There are two legal proceeding pending against PalWeb. The first lawsuit is a third party cross action filed by Cooper Manufacturing Corp., an Oklahoma corporation ("Cooper Oklahoma"), against Cooper Manufacturing Corp., a Texas corporation ("Cooper Texas"), and Cabec Energy Corp. n/k/a PalWeb Corporation, Case No. 98-7935-NO(D), filed in the 46th

Judicial Circuit Court of Otsego County, Michigan, and styled JAMES DUNEVANT AND SHANDA DUNEVANT, JAMES DUNEVANT, JR., KAYLYNN DUNEVANT, AND KATIE DUNEVANT, MINORS, BY THEIR NEXT FRIEND, SHANDA DUNEVANT, PLAINTIFFS, VS. WELLTECH EASTERN, INC. D/B/A KEY ENERGY DRILLING, A DELAWARE CORPORATION, MERCURY EXPLORATION COMPANY, INC., A TEXAS CORPORATION, AND COOPER MANUFACTURING CORP., AN OKLAHOMA CORPORATION.

              The Plaintiffs' claim is based on an injury suffered by James Dunevant that was allegedly caused, among other things, by a design flaw in an oil well drilling rig allegedly built by Cooper Oklahoma. Cooper Oklahoma's third party cross action against PalWeb is based on a contractual indemnity claim. It is PalWeb's position that Cooper Oklahoma is not entitled to be indemnified from loss by PalWeb in this matter. Further, even if PalWeb is liable to the Plaintiffs, the Union Group is contractually obligated to indemnify PalWeb from any loss it may incur in connection with any energy related matter. However, the collection of an indemnity claim from the Union Group could prove to be difficult, if not impossible.

         The second lawsuit involves the former President and Chairman of the Board of PalWeb, Michael John. Mr. John claims he is entitled to unspecified damages resulting from defamation and intentional infliction of emotional distress allegedly caused by PalWeb and Paul Kruger, and damages associated with certain stock transfers. Mr. John filed the lawsuit pro se on May 12, 2000. PalWeb plans to vigorously defend the lawsuit and has asserted counterclaims for mismanagement and breach of fiduciary duty.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         During the past three years, the registrant has sold the following securities without registering the securities under the Securities Act of 1933:

                                                   NO. OF
                NAME                 CLASS         SHARES             DATE               CONSIDERATION
     --------------------------- --------------- ---------------- ------------- --------------------------------
     Steve Bright                Common               25,000       07/07/97     Legal services valued at
                                                                                $2,500


     Don Saunders, TTE           Common              400,000       07/14/97     Brokerage services relating to
                                                                                the Fleur-David Corporation
                                                                                acquisition valued at $40,000


    Richard Wood                 Common               50,000       07/14/97     Finder's fee relating to
                                                                                acquisition of Cooper
                                                                                Manufacturing Corp. valued at
                                                                                $5,000

                                       29

                                                   NO. OF
                NAME                 CLASS         SHARES             DATE               CONSIDERATION
     --------------------------- --------------- ---------------- ------------- --------------------------------
     Ronald Siler                Common               40,000       08/27/97     Accounting services valued at
                                                                                $4,000


     Jay Ungerman                Common              220,000       08/27/97     Legal services valued at
                                                                                $22,000


     Electric & Gas              Common            1,000,000       12/08/97     Settlement of debt owed by
     Technology, Inc                                                            Cooper Mfg. Corp. when
                                                                                acquired by PalWeb in the
                                                                                amount of $100,000


     John Poe                    Common               30,000       12/10/97     Finder's fee relating to
                                                                                acquisition of Wyoming Pipe &
                                                                                Tool Co. valued at $3,000


     Robert Seago                Common               30,000       12/10/97     Finder's fee relating to
                                                                                acquisition of Wyoming Pipe &
                                                                                Tool Co. valued at $3,000


     Michael Young &
     Partners, Inc.              Common            1,028,907       12/10/97     Note conversion pursuant to
                                                                                terms of Note in the amount of $102,891


     John Gourley                Common              300,000       12/19/97     Brokerage services
                                                                                relating to acquisition of
                                                                                Cooper Mfg.
                                                                                Corp. valued at $110,000


     James Bradshaw              Common              300,000       12/19/97     Finder's Fee relating to
                                                                                acquisition of Plastic Pallet
                                                                                Production, Inc. valued at
                                                                                $110,000


     Shareholders of Plastic     Common          119,145,725       01/09/98     Stock exchange relating to
     Pallet Production, Inc.                                                    acquisition of Plastic Pallet
                                                                                Production, Inc. valued at
                                                                                $11,914,573

                                       30

                                                   NO. OF
                NAME                 CLASS         SHARES             DATE               CONSIDERATION
     --------------------------- --------------- ---------------- ------------- --------------------------------
     Margarete Jung              Common           15,000,000       03/13/98     Stock exchange relating
                                                                                acquisition of 20% of Vimonta
                                                                                AG valued at $3,150,000


     Ralph Curton, Jr.           Common            2,000,000       08/11/98     Management services for
                                                                                serving as an Officer and
                                                                                Director valued at $200,000


     Alan Haliburton             Common              100,000       08/26/98     Public relations services and
                                                                                research relating thereto
                                                                                valued at $10,000


     Robert V. Daigle            Common            1,000,000       02/03/99     Settlement of lawsuit claiming
                                                                                damages for patent design work
                                                                                valued at $100,000


     USGT Investors, L.P.        Common               25,000       03/05/99     Finder's fee relating to
                                                                                acquisition of Wyoming Pipe &
                                                                                Tool Co. valued at $5,000


     Michael John                Common            2,000,000       04/01/99     Reimbursement of stock
                                                                                advanced to Mack Long in a
                                                                                real estate transaction valued
                                                                                at $230,000

    Paceco Financial
    Services, Inc. and Assigns   Common           41,000,000       04/30/99     $189,000 cash and engineering,
                                                                                financial, and marketing
                                                                                services valued at $3,911,000


     Michael John                Common            5,000,000       05/14/99     Management services for
                                                                                serving as an Officer and
                                                                                Director valued at $650,000


     Gibralt Holdings, Ltd.      Common              360,000       08/17/99     Satisfaction of debt in the
                                                                                amount of $62,280


                                       31

                                                   NO. OF
                NAME                 CLASS         SHARES             DATE               CONSIDERATION
     --------------------------- --------------- ---------------- ------------- --------------------------------
     Craig Adamson               Common              100,000       08/17/99     Satisfaction of debt in the
                                                                                amount of $17,300


     Crescent Road Corporation   Common            6,500,000       12/01/99     Public relations and Investor
                                                                                Relations Services valued at
                                                                                $650,000


    Consolidated Capital         Common            4,500,000       12/01/99     Public relations and investor
    Group, Inc.                                                                 relations services valued at
                                                                                $450,000


     Hildalgo Trading Co.,       Common            7,010,000       01/10/00     Satisfaction of debt in the
     L.C.                                                                       amount of $701,000


     Onward, L.L.C.              Common            3,124,786       01/10/00     Satisfaction of debt in the
                                                                                amount of $312,479


     Hildalgo Trading Co.,       Common            3,500,210       01/10/00     Consulting services valued at
     L.C.                                                                       $350,021


     Paul A. Kruger              Common            1,740,000       01/10/00     Satisfaction of debt in the
                                                                                amount of $174,000


     Paul A. Kruger              Common           50,000,000       04/03/00     Issued in connection with the
                                                                                acquisition of 100% of the
                                                                                outstanding Common Stock of
                                                                                Pace Holding Inc.


     Carmen Gomez                Common               50,000       04/04/00     Administrative services valued
                                                                                at $5,000


     Terri Metzger               Common               50,000       04/04/00     Advertising services valued at
                                                                                $5,000


     Dean Veal                   Common               25,000       04/04/00     Labor services valued at $2,500


     JoAnne Cox                  Common               10,000       04/13/00     Conversion of Convertible
                                                                                Preferred Stock


                                       32

                                                   NO. OF
                NAME                 CLASS         SHARES             DATE               CONSIDERATION
     --------------------------- --------------- ---------------- ------------- --------------------------------
     F. Edwin Smith              Common              100,000       04/13/00     Conversion of Convertible
                                                                                Preferred Stock


     F. Edwin Smith, Jr. and     Preferred           110,000       12/10/97     Legal services valued at
     Assigns                                                                    $13,200


     F. Edwin Smith, Jr. and     Preferred           500,000       01/05/98     Legal Services valued at
     Assigns                                                                    $60,000


     Randall C. McCleskey        Preferred           400,000       07/26/99     Management services for
                                                                                serving as an Officer and
                                                                                Director valued at $60,000


     John Gourley                Preferred           500,000       07/26/99     Brokerage services
                                                                                relating to acquisition of
                                                                                Cooper Mfg.
                                                                                Corp. valued at $75,000


     Stan Haddock                Preferred            25,000       07/26/99     Finder's fee relating to
                                                                                acquisition of Cooper
                                                                                Manufacturing Corp. valued at
                                                                                $3,750


     Ronald A. Siler             Preferred           250,000       07/26/99     Accounting services valued at
                                                                                $37,500


     Kenneth Graves              Preferred           150,000       07/26/99     Accounting services valued at
                                                                                $22,500


     Connie L. Gadt              Preferred            80,000       07/26/99     Accounting services valued at
                                                                                $12,000


     Ralph Curton, Jr. and       Preferred         2,558,890       07/26/99     Management services for
     Assigns                                                                    serving as an Officer and
                                                                                Director and Expense
                                                                                Reimbursement valued at
                                                                                $383,834



         There were no issuances of either Common or Preferred Stock of PalWeb to any of PalWeb's independent accountants.

         On December 1, 1999, PalWeb issued a convertible debenture in the aggregate principal amount of $500,000, interest payable at the rate of 8.5% per annum, to Ralph Curton, Jr. in exchange for Mr. Curton's agreement to loan PalWeb up to $500,000 on a revolving line of credit basis. On or after June 1, 2000, Mr. Curton shall have the right to convert the principal of the convertible debenture into fully paid and non-assessable shares of PalWeb's Common Stock at the rate of one (1) share for each $0.10 of principal amount that is then due and owing by PalWeb to Mr. Curton at the time of such conversion.

         PalWeb relied on the exemption set forth in Section 4(2) of the Securities Act of 1933, as amended, in connection with the issuances of stock set forth above. All parties listed above are sophisticated persons or entities, performed services for PalWeb or personally knew members of PalWeb's management staff at the time of the transactions listed above. There was no underwriting and no commissions were paid to any party upon the issuance of such stock.


PART     F/S

         Set forth beginning at page F-1 are the financial statements required for Form 10-SB.


PART III

ITEM 1.            INDEX TO EXHIBITS

         The following exhibits are filed as a part of this report immediately following the financial statements.


EXHIBIT NO.         DESCRIPTION

*2.1 Stock Exchange Agreement dated September 26, 1997 by and among Plastic Pallet Production, Inc., the shareholders of Plastic Pallet Production, Inc. and Cabec Energy Corp., as amended

*2.2                Agreement and Plan of Reorganization by and among PalWeb
                    Corporation, PP Financial, Inc. and Pace Holding, Inc.
                    dated January 21, 2000

*3.1                Certificate of Incorporation of PalWeb Corporation

*3.2                By-laws of PalWeb Corporation

 4.1                Certificate of Designation, Preferences and Rights of
                    Preferred Stock Providing for an Issue of Preferred Stock
                    Designated "Convertible Preferred Stock"


                                      34


EXHIBIT NO.         DESCRIPTION

*10.1               Loan Agreement by and between Mr. Ralph Curton, Jr. and
                    PalWeb Corporation dated December 1, 1999

*10.2               Personnel Staffing Agreement by and between Accord Human
                    Resources, Inc. and Plastic Pallet Production Company, Inc.
                    dated January 19, 1999

*10.3               First Supplement to the Stock Purchase Exchange Agreement of
                    March 11, 1998 dated August 3, 1998 and Executive Agreement between Plastic Pallet Production, Inc. and Vimonta AG dated
                    December 10, 1998 (both documents were translated from German to English)

*10.3(a)            First Supplement to the Executive Agreement between Plastic
                    Pallet Production, Inc. and Vimonta AG dated May 19, 1999
                    (this document was translated from German to English)

*10.4               Stock Purchase/Exchange Agreement by and among Dr. Michael
                    Hoenig, Margaret Jung and Cabec Energy Corp. dated March 11,
                    1998

*10.5               Lease Agreement by and between Onward, L.L.C. and Plastic
                    Pallet Production, Inc. dated April 5, 1999

*10.6               Indemnity Agreement by and between The Union Group, Inc. and
                    Cabec Energy Corp. dated August 31, 1998

 10.7               Pallet Test # 714 prepared dated November 24, 1999 for
                    Plastic Pallet Production, Inc. prepared by Container
                    Technology Laboratory, Inc.

 10.8 Promissory Note in the amount of $400,000 payable to Hildalgo Trading Company, L.C. dated July 27, 2000

 10.9               Security Agreement by and between PalWeb Corporation and
                    Hildalgo Trading Company, L.C. dated July 27, 2000

 10.10              Security Agreement by and between Plastic Pallet Production,
                    Inc. and Hildalgo Trading Company, L.C. dated July 27, 2000

*21.1               Subsidiaries of PalWeb Corporation

*99.1               Default Judgment for CABEC ENERGY CORP VS. WOLFGANG ULLRICH
                    AND ROSARIN CHAISAYAN, No. DV-99-00110-E, District Court,
                    Dallas County, Texas, 101st Judicial District

*99.2               Default Judgment for PALLET PRODUCTION, INC., PALWEB
                    CORPORATION AND ONWARD, L.L.C. VS. CHARTEX AG AND NEW INTER
                    HKB AG, No. 99-10249-B, District Court, Dallas County,
                    Texas, 44th Judicial District


------------------
*Previously filed.

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   PALWEB CORPORATION

                                   By:      /s/ Paul A. Kruger
                                            -----------------------------------
                                            Paul A. Kruger
                                            Chairman of the Board and President



                          INDEX TO FINANCIAL STATEMENTS
                          -----------------------------

FINANCIAL STATEMENTS OF PALWEB CORPORATION

Independent Auditor's Report................................................................................... F-1

Consolidated Balance Sheet..................................................................................... F-3

Consolidated Statements of Operations (Unaudited).............................................................. F-5

Consolidated Statements of Operations.......................................................................... F-7

Consolidated Statements of Changes in Stockholders' Deficiency................................................. F-9

Consolidated Statements of Cash Flows (Unaudited)............................................................. F-11

Consolidated Statements of Cash Flows......................................................................... F-13

Notes to Consolidated Financial Statements.................................................................... F-15

FINANCIAL STATEMENTS OF PACE HOLDING, INC.

Report of Independent Certified Public Accountants............................................................ F-29

Consolidated Balance Sheets................................................................................... F-30

Consolidated Statements of Operations......................................................................... F-32

Consolidated Statements of Stockholder's Deficiency........................................................... F-34

Consolidated Statements of Cash Flows......................................................................... F-36


                                                 37


Notes to Consolidated Financial Statements.................................................................... F-41



PRO FORMA FINANCIAL INFORMATION

Background Information........................................................................................ F-57

Consolidated Statement of Operations.......................................................................... F-58

Consolidated Balance Sheet.................................................................................... F-62

Notes to Pro Forma Statements................................................................................. F-66


                          INDEPENDENT AUDITOR'S REPORT

Board of Directors
PalWeb Corporation
Dallas, Texas


We have audited the accompanying consolidated balance sheets of PalWeb Corporation and subsidiaries as of May 31, 1999, 1998, and 1997 and the related consolidated statements of operations, stockholders' deficiency, and cash flows for the years ended May 31, 1999 and 1998 and the period from inception (November 20, 1995) to May 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of PalWeb Corporation and subsidiaries as of May 31, 1999, 1998, and 1997 and the results of their operations and their cash flows for the years ended May 31, 1999 and 1998 and the period from inception (November 20, 1995) to May 31, 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the development stage and has suffered significant losses from operations. Substantial additional funding will be required to implement its business plan and to attain profitable operations. The lack of adequate funding to maintain working capital and stockholders' deficits at May 31, 1999, raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                                    HULME RAHHAL HENDERSON,INC.

September 15, 1999,
except for Note 14,
as to which the date
is January 24, 2000
Ardmore, Oklahoma

                                                 PALWEB CORPORATION

                                            (A DEVELOPMENT STAGE COMPANY)

                                             CONSOLIDATED BALANCE SHEETS


                                                                                                     May 31,
                                                                        February 29, -------------------------------------
           ASSETS                                                          2000         1999         1998          1997
           ------                                                       -----------  -----------  -----------  -----------
                                                                        (unaudited)

CURRENT ASSETS:
 Cash                                                                   $       322  $       710  $         -  $     6,641
 Accounts receivable                                                          3,852            -            -            -
 Inventory                                                                    9,778        9,938       33,687       54,068
 Assets held for resale                                                           -            -       74,995            -
                                                                        -----------  -----------  -----------  -----------
         Total current assets                                                13,952       10,648      108,682       60,709

PROPERTY, PLANT AND EQUIPMENT, NET
of accumulated depreciation                                               1,835,472    1,819,216    2,437,900    1,408,649

OTHER ASSETS:
 Net assets, discontinued operations                                                           -      437,673            -
 Patent costs, net                                                           57,749       60,749       56,072       31,731
 Deposits and other                                                          30,173       30,173       29,353       24,000
                                                                        -----------  -----------  -----------  -----------
         Total other assets                                                  87,922       90,922      523,098       55,731
                                                                        -----------  -----------  -----------  -----------

TOTAL ASSETS                                                            $ 1,937,346  $ 1,920,786  $ 3,069,680  $ 1,525,089
                                                                        ===========  ===========  ===========  ===========

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES:
 Notes payable                                                          $    50,000  $    50,000  $   963,807  $   472,827
 Mortgage payable - related party                                                 -            -    1,350,000            -
 Accounts payable                                                           343,273    1,026,667    1,102,458      295,308
 Accrued expenses                                                           118,506      119,938      349,779       53,996
 Payable to related parties                                               1,619,422    2,222,992    1,812,623    1,540,500
 Customer deposits                                                                -      300,000            -            -
                                                                        -----------  -----------  -----------  -----------
         Total current liabilities                                        2,131,201    3,719,597    5,578,667    2,362,631

LONG-TERM DEBT                                                              340,000            -            -            -

LEASE FINANCE OBLIGATION                                                  1,757,958    1,766,958            -            -

STOCKHOLDERS' DEFICIENCY:


                                                      F-3


 Preferred stock, $.0001 par, 20,000,000
  shares authorized outstanding - 2,885,000,
  880,000, 380,000 and -0-, respectively                                        289           88           38            -
 Common stock, $.10 par value,
  250,000,000 authorized, outstanding -
  205,456,628, 217,981,046, 166,856,046
  and 119,145,725, respectively                                          20,545,663   21,798,105   16,685,605   11,914,572
 Additional paid-in capital                                               6,798,890    2,027,465    1,797,015            -
 Deficit accumulated during
 development stage                                                      (29,636,655) (27,391,427) (20,991,645) (12,752,114)
                                                                        -----------  -----------  -----------  -----------
Total stockholders' deficiency                                           (2,291,813)  (3,565,769)  (2,508,987)    (837,542)
                                                                        -----------  -----------  -----------  -----------

TOTAL LIABILITIES AND
  STOCKHOLDERS DEFICIENCY                                               $ 1,937,346  $ 1,920,786  $ 3,069,680  $ 1,525,089
                                                                        ===========  ===========  ===========  ===========


The accompanying notes are an integral part of this consolidated financial statement.

                                              PALWEB CORPORATION

                                         (A DEVELOPMENT STAGE COMPANY)

                                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                 (UNAUDITED)


                                                                                    From Inception
                                                          Nine Month Period      (November 20, 1995)
                                                         Ended February 29/28,     to February 29,
                                                     --------------------------    --------------
                                                         2000           1999            2000
                                                     -----------    -----------    ------------

SALES                                                $     6,091    $    41,510    $     98,785

EXPENSES:
 Research and development                                      -              -         406,943
 General and administrative
  expenses                                             2,050,117      4,957,639       9,851,944
 Depreciation expense                                    131,943       115,555          541,057
 Impairment                                                    -              -       3,456,231
 Interest expense                                        137,949        199,287         601,140
                                                     -----------    -----------    ------------
     Total expenses                                    2,320,009      5,272,481      14,857,315
                                                     -----------    -----------    ------------

OTHER INCOME (EXPENSE):
 Gain on settlement of
  liabilities                                             75,027              -          75,027
 Other                                                    (6,337)        51,573         270,848
                                                     -----------    -----------    ------------
         Total other income (expense)                     68,690         51,573         345,875
                                                     -----------    -----------    ------------

LOSS BEFORE DISCONTINUED OPERATIONS
 AND EXTRAORDINARY ITEMS                              (2,245,228)    (5,179,398)    (14,412,655)

LOSS FROM DISCONTINUED OPERATION                                         (7,300)       (857,061)

EXTRAORDINARY GAIN                                             -         46,266          68,616
                                                     -----------    -----------    ------------

NET LOSS                                             $(2,245,228)   $(5,140,432)   $(15,201,100)
                                                     ===========    ===========    ============

LOSS PER COMMON SHARE:
 Loss before discontinued operations
  and extraordinary loss                             $     (0.01)         (0.03)
 Loss from discontinued operation                              -              -
 Extraordinary loss                                            -              -
                                                     -----------    -----------


                                            F-5




 Loss per common share                               $     (0.01)   $     (0.03)
                                                     ===========    ===========


WEIGHTED AVERAGE SHARES OUTSTANDING                  184,316,000    174,998,000
                                                     ===========    ===========


The accompanying notes are an integral part of this consolidated financial statement.

                                                     PALWEB CORPORATION

                                              (A DEVELOPMENT STAGE COMPANY)

                                          CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                                         From Inception
                                                                                    (November 20, 1995) to
                                                                                ----------------------------
                                                       Year ended May 31,           May 31,        May 31,
                                                ----------------------------    ------------    ------------
                                                     1999            1998            1997           1999
                                                ------------    ------------    ------------    ------------
SALES                                           $     51,510    $     37,863    $      3,321    $     92,694

EXPENSES:
 Research and development                                  -               -         406,943         406,943
 Salaries and benefits                               298,414         448,176         247,516         994,106
 Depreciation and
   amortization                                      154,587         157,656          96,871         409,114
 Other general and
   administrative                                  5,461,643         660,383         685,695       6,807,721
 Impairment of investment                                  -       3,456,231               -       3,456,231
 Interest expense                                    241,764         189,527          31,900         463,191
                                                ------------    ------------    ------------    ------------
         Total expense                             6,156,408       4,911,973       1,468,925      12,537,306
                                                ------------    ------------    ------------    ------------

OTHER INCOME (EXPENSE):
 Scrap sales and other                                 3,573           7,486          92,346         103,405
 Rental income                                        70,600          59,440          43,740         173,780
                                                ------------    ------------    ------------    ------------
         Total other income                           74,173          66,926         136,086         277,185
                                                ------------    ------------    ------------    ------------

LOSS BEFORE DISCONTINUED OPERATIONS
   AND EXTRAORDINARY ITEMS                        (6,030,725)     (4,807,184)     (1,329,518)    (12,167,427)

LOSS FROM DISCONTINUED OPERATIONS                     (7,300)       (367,805)              -        (375,105)

EXTRAORDINARY GAIN (LOSS)                             68,616               -               -          68,616
                                                ------------    ------------    ------------    ------------

NET LOSS, as previously reported                  (5,969,409)     (5,174,989)     (1,329,518)    (12,473,916)

PRIOR PERIOD ADJUSTMENT (Note 13)                          -        (481,956)                       (481,956)
                                                ------------    ------------    ------------    ------------

NET LOSS                                        $ (5,969,409)   $ (5,656,945)   $ (1,329,518)   $(12,955,872)
                                                ============    ============    ============    ============

LOSS PER COMMON SHARE:
 Loss before discontinued

                                                           F-7




   operations & extraordinary gain              $      (.03)    $       (.04)   $       (.01)
 Discontinued operations                                  -             (.01)              -
 Extraordinary gain                                       -                -               -
                                                -----------     ------------    ------------
   Total                                        $      (.03)    $       (.05)   $       (.01)
                                                ===========     ============    ============

WEIGHTED AVERAGE SHARES OUTSTANDING             183,189,000      127,020,000     119,145,725
                                                ===========     ============    ============




The accompanying notes are an integral part of this consolidated financial statement.

                                        PALWEB CORPORATION

                                  (A DEVELOPMENT STAGE COMPANY)

                 CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIENCY




                                                           Preferred Stock                Common Stock               Additional
                                                    ----------------------------    ----------------------------      Paid-in
                                                       Shares          Amount          Shares          Amount         Capital
                                                    ------------    ------------    ------------    ------------    ------------
BALANCES, November 20, 1995                                    -    $          -               -    $          -    $          -

Proceeds from sale of stock                                    -               -     119,145,725      11,914,572               -

Net Loss                                                                                       -               -               -
                                                    ------------    ------------    ------------    ------------    ------------

BALANCES, May 31, 1997                                         -               -     119,145,725      11,914,572               -

Common stock held by minority stockholders
of PalWeb in connection with reverse acquisition         530,000              53      31,960,321       3,196,033               -

Issuance of stock for services                                                           600,000          60,000         162,000

Issuance of stock for investment                               -               -      15,000,000       1,500,000       1,650,000

Preferred stock converted to common                     (150,000)            (15)        150,000          15,000         (14,985)

Net loss                                                       -               -               -               -               -
                                                    ------------    ------------    ------------    ------------    ------------


Balances, May 31, 1998, as adjusted (Note 14)            380,000              38     166,856,046      16,685,605       1,797,015

Issuance of stock for services                           500,000              50      48,125,000       4,812,500         200,450

Stock issued for debt (Note 10)                                -               -         3,000,000       300,000          30,000

Distribution of energy services
 segment to minority stockholders                              -               -               -               -               -




                                                                          Total
                                                       Accumulated     Stockholders'
                                                         Deficit        Deficiency
                                                       ------------    ------------
BALANCES, November 20, 1995                            $         -     $          -

Proceeds from sale of stock                             (11,422,596)        491,976

Net Loss                                                 (1,329,518)     (1,329,518)
                                                       ------------    ------------

BALANCES, May 31, 1997                                  (12,752,114)       (837,542)

Common stock held by minority stockholders
of PalWeb in connection with reverse acquisition         (2,582,586)        613,500

Issuance of stock for services                                    -         222,000

Issuance of stock for investment                                  -       3,150,000

Preferred stock converted to common                               -               -

Net loss                                                 (5,656,945)     (5,656,945)
                                                       ------------    ------------

BALANCES, May 31, 1998, as adjusted (Note 14)           (20,991,645)     (2,508,987)

Issuance of stock for services                                    -       5,013,000

Stock issued for debt (Note 10)                                   -         330,000

Distribution of energy services
 segment to minority stockholders                          (238,395)       (238,395)


                                                           F-9


Prior period adjustment (Note 14)                              -               -               -               -               -

Net loss                                                       -               -               -               -               -
                                                    ------------    ------------    ------------    ------------    ------------


BALANCES, May 31, 1999, as adjusted (Note 14)            880,000              88     217,981,046      21,798,105       2,027,465

Issuance of stock for services and equipment*            125,000              13      14,500,210       1,450,021          18,737

Contribution of debt to capital                                -               -               -               -         189,000

Stock issued in satisfaction of debt*                  3,963,890             396      12,334,790       1,233,479         627,538

Preferred stock converted to common*                  (2,083,890)           (208)      2,083,890         208,389        (208,181)

Cancellation of common stock*                                  -               -     (41,443,308)     (4,144,331)      4,144,331

Net loss*                                                      -               -               -               -               -
                                                    ------------    ------------    ------------    ------------    ------------


BALANCES, February 29, 2000*                           2,885,000             289     205,456,628    $ 20,545,663    $  6,798,890
                                                    ============    ============    ============    ============    ============










Prior period adjustment (Note 14)                          (191,978)       (191,978)

Net loss                                                 (5,969,409)     (5,969,409)
                                                       ------------    ------------

BALANCES, May 31, 1999, as adjusted (Note 14)           (27,391,427)     (3,565,769)

Issuance of stock for services and equipment*                     -       1,468,771

Contribution of debt to capital                                   -         189,000

Stock issued in satisfaction of debt*                             -       1,861,413

Preferred stock converted to common*                              -               -

Cancellation of common stock*                                     -               -

Net loss*                                                (2,245,228)     (2,245,228)
                                                       ------------    ------------


BALANCES, February 29, 2000*                          $ (29,636,655)   $ (2,291,813)
                                                       ============    ============






* Denotes unaudited transactions.
The accompanying notes are an integral part of this consolidated financial statement.

                               PALWEB CORPORATION

                          (A DEVELOPMENT STAGE COMPANY)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                   (UNAUDITED)




                                                           Nine Month Period      From Inception
                                                        Ended February 29/28,   (November 20, 1995)
                                                     --------------------------   to February 29,
                                                         2000           1999            2000
                                                     -----------    -----------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                            $(2,245,228)   $(5,140,432)  $(15,201,100)
 Adjustments to reconcile net loss to
  cash used by operating activities:
   Depreciation and amortization                         131,943        115,554        571,857
   Extraordinary gain on debt retirement                       -        (46,266)       (67,616)
   Consulting services paid by
    issuance of common stock                           1,468,771      4,363,000      6,703,771
   Impairment of investment                                    -              -      3,145,000
   Loss of disposition of property                         6,337              -        317,568
   Changes in accounts receivable                         (3,852)             -         (3,852)
   Changes in inventory                                      160         14,999         (9,778)
   Changes in other assets                                     -           (820)       (85,837)
   Changes in payable - related party                    375,030        208,614      2,598,022
   Changes in accounts payable
    and accrued expenses                                  86,987        369,759      1,928,851
   Increase in customer deposits                               -        300,000        300,000
                                                     -----------    -----------   ------------

         Net Cash Provided by (Used)
          Operating Activities                          (179,852)       184,408        195,886

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment                    (169,536)      (115,653)    (3,385,109)
  Proceeds from sale of equipment                         18,000         74,995         92,995
  Proceeds from lease finance
   obligation                                                  -              -        149,517
                                                     -----------    -----------   ------------
         Net cash used by Investing Activities          (151,536)       (40,658)    (3,142,597)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from notes and mortgages payable              340,000              -      1,353,807
  Payments on notes payable                                    -       (143,750)      (239,750)
  Proceeds from mortgage note - related party                  -              -      1,350,000
  Proceeds from issuance of common stock                       -              -        491,976
  Other                                                   (9,000)             -         (9,000)
                                                     -----------    -----------   ------------
         Net cash provided by (Used)
          financing activities                           331,000       (143,750)     2,947,033
                                                     -----------    -----------   ------------

                                                 F-11




NET INCREASE (DECREASE) IN CASH                             (388)             -            322
CASH, beginning of period                                    710              -              -
                                                     -----------    -----------   ------------

CASH, end of period                                  $       322  $           -   $        322
                                                     ===========    ===========   ============

SUPPLEMENTAL INFORMATION:
 Non-cash investing activities -
  Property released in foreclosure                   $         -    $   415,232
  Net discontinued assets distri-
   buted to certain stockholders                               -        430,373
 Non-cash financing activities -
  Common and preferred stock
   issued for services & equipment                     1,468,771      4,363,000
  Common and preferred stock
   issued for debt                                       673,934        100,000
  Common stock issued for debt
   of related party                                    1,187,479              -
  Common stock issued on con-
   version of preferred stock                            208,389              -
 Debt contributed to additional
  paid in capital by related party                       189,000              -
 Common stock held by related party
  canceled by default judgement                        4,144,331              -


The accompanying notes are an integral part of this consolidated financial statement.

                               PALWEB CORPORATION

                          (A DEVELOPMENT STAGE COMPANY)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                          From Inception
                                                                                     (November 20, 1995) to
                                                                                   --------------------------
                                                          Year Ended May 31,          May 31,        May 31,
                                                     --------------------------    -----------   ------------
                                                         1999           1998           1997           1999
                                                     -----------    -----------    -----------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                            $(5,969,409)   $(5,656,945)   $(1,329,518)  $(12,955,872)
 Adjustments to reconcile net loss to
  cash used by operating activities:
   Depreciation and amortization                         154,587        188,456         96,871        439,914
   Extraordinary gain on debt retirement                 (68,616)             -              -        (68,616)
   Consulting services paid by
    issuance of common stock                           5,013,000        222,000              -      5,235,000
   Impairment of investment                                    -      3,145,000              -      3,145,000
   Loss of disposition of property                             -        311,231              -        311,231
   Changes in inventory                                   23,749         20,381        (54,068)        (9,938)
   Changes in other assets                                (1,426)       (26,380)       (58,031)       (85,837)
   Changes in payable - related party                    410,369        272,123      1,540,500      2,222,992
   Changes in accounts payable
    and accrued expenses                                 244,600      1,247,960        349,304      1,841,864
   Increase in customer deposits                         300,000              -              -        300,000
                                                     -----------    -----------    -----------   ------------
         Net cash provided by (used)
          operating activities                           106,854       (276,174)       545,058        375,738

CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and equipment                     (140,906)    (1,571,447)    (1,503,220)    (3,215,573)
 Proceeds from sale of equipment                          74,995              -              -         74,995
 Proceeds from lease finance obligation                  149,517              -              -        149,517
                                                     -----------    -----------    -----------   ------------
         Net cash provided by (used)
          investing activities                            83,606     (1,571,447)    (1,503,220)    (2,991,061)

CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from notes payable                              50,000        490,980        472,827      1,013,807
 Payments on notes payable                              (239,750)             -              -       (239,750)
 Proceeds from mortgage payable -
  related party                                                -      1,350,000              -      1,350,000
 Proceeds from issuance of common stock                        -              -        491,976        491,976
                                                     -----------    -----------    -----------   ------------
         Net cash provided (used) by
          financing activities                          (189,750)     1,840,980        964,803      2,616,033
                                                     -----------    -----------    -----------   ------------

NET INCREASE (DECREASE) IN CASH                              710         (6,641)         6,641            710

                                                 F-13


CASH, beginning of period                                      -          6,641              -              -
                                                     -----------    -----------    -----------   ------------

CASH, end of period                                  $       710    $         -    $     6,641   $        710
                                                     ===========    ===========    ===========   ============




SUPPLEMENTAL INFORMATION (Note 10)

The accompanying notes are an integral part of this consolidated financial statement.

                               PALWEB CORPORATION

                          (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        ORGANIZATION

        Effective December 12, 1997, PalWeb Corporation ("PalWeb"), formerly Cabec Energy Corporation, was acquired in a reverse acquisition by the stockholders of Plastic Pallet Production, Inc. ("PPP") whereby the stockholders of PPP became majority owners of PalWeb. Pursuant to the agreement, PalWeb exchanged its common stock for the outstanding common stock of PPP and the assets and liabilities of PalWeb and its subsidiaries as of the effective date were to be transferred into a new company whose stock was to be distributed to the stockholders of PalWeb, other than the new stockholders resulting from the PPP stock transfer. This latter distribution was effected November 10, 1998.

        PPP shareholders received 119,145,725 shares of common stock for an ownership of approximately 78% of PalWeb in exchange for its shares of PPP. The outstanding shares of PalWeb just prior to the acquisition were 31,960,321 shares of common stock and 530,000 shares of convertible preferred stock resulting in an ownership of PalWeb retained by the pre-acquisition shareholders of PalWeb of approximately 22%. The basis for the number of PalWeb common shares issued to the PPP shareholders was to effect the agreed upon interest ownership levels based on the then outstanding shares of PalWeb.

        The business of PalWeb as of December 12, 1997 is principally involved in energy services. The accounting for the reverse acquisition is a purchase and the net assets of PalWeb acquired are valued at fair value of the of the underlying assets for a total of $613,500 based on managements assessment therein. The principal asset consists of a wholly-owned subsidiary, Wyoming Pipe & Tool Corp., a service company to oil and gas drilling companies. The operating results for the period from June 1, 1997 to December 12, 1997 is not significant. Since the disposition of the energy services net assets was approved at the time of approval of the PPP stock exchange, these net assets are accounted for in the accompanying financial statements as discontinued operations. Further, the distribution effected as of November 10, 1998 is accounted for as a spin off in accordance with APB Opinion No. 29, "Accounting for Nonmonetary Transactions."

        The consolidated balance sheet and consolidated statements of operations and cash flows as of and for the period ended May 31, 1997 are the consolidated accounts of Plastic Pallet Production, Inc. and its subsidiaries. Similarly, the activity for the period June 1, 1997 through December 12, 1997, the effective date of the reverse acquisition, included in the consolidated statements of operations and cash flows for the year ended May 31, 1998, represent the consolidated accounts of PPP.

                               PALWEB CORPORATION

                          (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



        PalWeb and its wholly owned subsidiary PPP will pursue the manufacture and marketing of plastic pallets and the related injection molding equipment necessary to produce plastic pallets.

        PRINCIPLES OF CONSOLIDATION

        The accompanying consolidated financial statements include the accounts of PalWeb and its subsidiaries. All material intercompany accounts and transactions have been eliminated.

        DEVELOPMENT STAGE COMPANY

        PPP from its inception, November 20, 1995, has pursued the development of a plastic pallet which will compete with traditional wood pallets. Additionally, PPP has designed an injection molding machine which it anticipates can be built and operated more economically than competitive equipment. At May 31, 1999, both products are in the development stage. PPP expects these products to become commercially marketable during the next year.

        STATEMENT OF CASH FLOWS

        PalWeb considers all short-term investments with an original maturity of three months or less to be cash equivalents.

        USE OF ESTIMATES

        The preparation of PalWeb's financial statements in conformity with generally accepted accounting principles requires PalWeb's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ materially from those estimates.

        INVENTORY

        Inventory consists of finished pallets and is stated at the lower of cost (first-in, first-out) or market value.

        PROPERTY, PLANT AND EQUIPMENT

        PalWeb's property, plant and equipment is stated at cost. Depreciation expense is computed on the straight-line method over the estimated useful lives, as follows:

                               PALWEB CORPORATION

                          (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



           Plant building                                            20 years
           Plant improvements                                         7 years
           Production machinery equipment                          5-10 years
           Office equipment & furniture & fixtures                 3- 5 years


        Upon sale, retirement or other disposal, the related costs and accumulated depreciation of items of property, plant or equipment are removed from the related accounts and any gain or loss is recognized. When events or changes in circumstances indicate that assets may be impaired, an evaluation is performed comparing the estimated future undiscounted cash flows associated with the asset to the assets carrying amount. If the asset carrying amount exceeds the cash flows, a write-down to market value or discounted cash flow value is required.

        INVESTMENT IN VIMONTA AG

        PalWeb's 20% ownership in Vimonta AG is valued at cost since management has no board representation, financial information or other influence on the operation of Vimonta AG.

        PATENTS

        Amortization expense for the costs incurred by PalWeb to obtain the patents on the modular pallet system and accessories is computed on the straight-line method over the estimated life of 17 years.

        RECOGNITION OF REVENUES

        Revenue is recognized when the product is shipped.

        INCOME TAXES

        PalWeb accounts for income taxes under the liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based in the difference between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

                               PALWEB CORPORATION

                          (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



        RESEARCH AND DEVELOPMENT COSTS

        Research and Development costs are charged to operations in the period incurred.

        LOSS PER SHARE

        Loss per share is computed based on weighted average number of shares outstanding. Convertible preferred stock and stock options are not considered as their effect is antidilutive.

        ACCOUNTING CHANGES

        During the year ended May 31, 1998, PalWeb adopted Statement of Financial Accounting Standards 128, "Earnings per Share" and Statement of Financial Accounting Standards 129 "Disclosure of Information About an Entity's Capital Structure". Statement 128 provides for the calculation of "basic" and "diluted" earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. The implementation of these standards does not have a material effect on PalWeb's consolidated financial statements.

        During the year ended May 31, 1999, PalWeb adopted Statement of Financial Accounting Standards 130, "Reporting Comprehensive Income" which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, Statement 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements. The implementation of this standard does not have a material effect on PalWeb's consolidated financial statements.

2.      CONTINUATION AS A GOING CONCERN

        The accompanying financial statements have been prepared assuming that PalWeb will continue as a going concern. PalWeb is in the development stage and has suffered significant losses from operations. To date, PalWeb has received substantial advances from investors but will require additional substantial funding in order to implement its business plan and have an opportunity to achieve profitable operations. Management plans to meet this funding need through a short term bank loan of approximately

                               PALWEB CORPORATION

                          (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



        $400,000 and the pursuit of a private placement of equity securities. Neither the receipt of additional funding in adequate amounts nor the successful implementation of its business plan can be assured. The combination of these factors raise substantial doubt about PalWeb's ability to continue as a going concern. It is management's opinion that the funding required to reach necessary production levels will be obtained and, based upon expressions of interest from potential customers, PalWeb will obtain adequate sales to reach a profitable status, and will continue as a going concern.

3.      PROPERTY, PLANT AND EQUIPMENT

        A summary of the property, plant and equipment is as follows:



                                                             February 29,                May 31,
                                                             ------------    ----------------------------------
                                                                 2000            1999        1998        1997
                                                             -----------     ----------  ----------  ----------
                                                             (Unaudited)
          Land                                               $   85,000      $   85,000  $  691,057  $  412,057

          Plant building                                      1,166,127       1,166,127   1,166,127           -

          Plant improvements                                    141,791         141,791     141,791     131,296

          Production machinery and equipment                    175,410         254,367     254,368     600,115

          Office equipment                                       94,282          94,282      73,941      66,098

          Furniture and fixtures                                 33,654          33,654      33,654      33,654

          Work in Progress                                      605,413         417,761     299,370     260,000
                                                             ----------      ----------  ----------  ----------
                                                              2,301,677       2,192,982   2,660,308   1,503,220

          Less: accumulated depreciation                       (466,205)       (373,766)   (222,408)    (94,571)
                                                             ----------      ----------  ----------  ----------

                                                             $1,835,472      $1,819,216  $2,437,900  $1,408,649
                                                             ==========      ==========  ==========  ==========


        The work-in-progress consists of the construction of a prototype injection molding machine and molds for the manufacture of plastic pallets.

        Depreciation expense from continuing operations for the years ended May 31, 1999, 1998 and 1997 is $151,358, $155,970 and $94,571, respectively and $128,943 and $103,720 for the unaudited periods ended February 29/28, 2000 and 1999.

                                       PALWEB CORPORATION

                                   (A DEVELOPMENT STAGE COMPANY)

                             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



4.      NOTES PAYABLE

        A summary of the notes payable as of May 31 are as follows:



                                                                                                       May 31,
                                                                             February 29,  --------------------------------
                                                                                 2000        1999        1998        1997
                                                                              ----------   ---------  ----------  ---------
                                                                              (Unaudited)
         Note payable to bank, interest at 2% over
          prime, due May 2000                                                 $   50,000   $  50,000  $       -   $       -

         Note payable to individual under a
          $500,000 line of credit, interest at
          8.5%, due December 1, 2001                                             340,000           -          -           -

         Note payable to several organizations and
          individuals, interest at 8.5%, principal
          and accrued interest due at maturity of
          December 1997, collateralized by land.                                       -           -    339,077     339,077

         Note payable to finance company, interest at
          10%, principal and accrued interest due at
          maturity of January 1998, collateralized
          by certain production machinery and equipment                                -           -    133,750     133,750

         Note payable to individual, interest imputed
          at 10%, principal and interest, due in
          November 1998, collateralized by mortgages
          on certain portions of the plant building
          and land and a guarantee by a stockholder                                    -          -     490,980           -
                                                                              ----------   ---------  ---------   ---------

                                                                                 390,000      50,000    963,807     472,827

                  Current portion                                                 50,000      50,000    963,807     472,827
                                                                              ----------   ---------  ---------   ---------

                  Long-term debt                                              $  340,000   $       -  $       -   $       -
                                                                              ==========   =========  =========   =========




        The note payable in the amount of $339,077 at May 31, 1998 and secured by land was in default. During 1999 the creditor foreclosed on the land in satisfaction of the debt. A loss of $76,155 resulted from the foreclosure which is classified as an extraordinary item.

                                       PALWEB CORPORATION

                                   (A DEVELOPMENT STAGE COMPANY)

                             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



        During 1999, PalWeb negotiated a settlement on the note payable to individual in the amount of $490,980 at May 31, 1998, plus accrued interest, by issuance of 2,000,000 shares of its common stock, cash payment of $110,000 and transfer of title to certain undeveloped land valued at approximately $193,000. The result is classified as an extraordinary gain of $22,350.

5.      RELATED PARTY TRANSACTIONS

        PalWeb's subsidiary PPP has received substantial funding from certain investors. The investors advanced operating funds totaling $2,222,922, $1,812,623 and $1,540,500 as of May 31, 1999, 1998, and 1997. These
        advances are non-interest bearing.

        As of May 31, 1998, PalWeb had a mortgage payable to the investor of $1,350,000 which bears interest at 12.35% and is due on demand. This note is collateralized by a first mortgage on a portion of the plant and land in Dallas, Texas.

6.      EXTRAORDINARY GAIN

        During 1999, PalWeb negotiated settlement and incurred foreclosure on certain notes payable, see note 4. Additionally, PalWeb issued 1,000,000 shares of common stock in settlement of an account payable totaling $183,993. The net gain from these transactions totaled $68,616.

7.      IMPAIRMENT OF INVESTMENT

        In March 1998, PalWeb issued 15,000,000 of common stock for a 20% investment in Vimonta AG valued at $3,150,000 based on the market value of the Company's common stock. The transaction was principally to assist PalWeb in marketing its products in Europe. Management has been unable to obtain reliable financial information regarding Vimonta AG and does not believe Vimonta has material assets or net worth. Accordingly, PalWeb has recorded a charge to income in the amount of $3,145,000.

        During the year ended May 31, 1998, PalWeb recorded an impairment loss in the amount of $126,249 on certain plant equipment designated for resale to reduce the carrying value to the asset's net realizable value. Additionally, certain molds for plastic products were deemed obsolete and an impairment charge in the amount of $184,982 was recorded in the year ended May 31, 1998.

                                       PALWEB CORPORATION

                                   (A DEVELOPMENT STAGE COMPANY)

                             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



8.      FEDERAL INCOME TAXES

        Deferred taxes as of May 31, are as follows:


                                                                           February 29,               May 31,
                                                                           ------------ ---------------------------------
                                                                               2000        1999        1998        1997
                                                                            ----------  ----------  ----------  ---------
                                                                           (unaudited)
                  Net operating loss                                        $3,915,986  $3,093,355  $  944,407  $ 471,963
                  Loss on impairment
                    of investment                                            1,151,070   1,151,070   1,151,070          -
                  Accrued liabilities                                                -           -      83,852          -
                  Gain on sale of plant
                    for tax purposes                                           160,681     160,681           -          -
                  Loss on equipment                                                  -           -      46,207          -
                                                                            ----------  ----------  ----------  ---------
                                                                             5,227,737   4,405,106   2,225,536    471,963
                  Less: Valuation
                         allowance                                          (5,227,737) (4,405,106) (2,225,536)  (471,963)
                                                                            ----------  ----------  ----------  ---------
                       Total                                                $        -  $        -  $        -  $       -
                                                                            ==========  ==========  ==========  =========

        Management has provided a valuation allowance for the full amount of the deferred tax asset as PalWeb has yet to progress beyond the development stage of its operations. While management projects that the products being developed will be profitable and the deferred asset will ultimately be realized, PalWeb has not yet reached such stage in its development to place reasonable reliability on product acceptance and marketability.

        The net change in deferred taxes is as follows:


                                                                                Nine Months
                                                                           Ended February 29/28,
                                                                          -----------------------
                                                                              2000        1999
                                                                          -----------  ----------
                                                                          (unaudited)  (unaudited)
                  Net operating loss                                      $   822,631  $1,883,454
                  Loss on impairment of
                   investment                                                       -     (83,852)
                  Accrued liabilities                                               -
                  Gain on sale of plant
                    for tax purposes                                                -           -
                  Loss on sale of equipment                                         -     (46,207)
                  Change in Valuation
                    allowance                                                (822,631) (1,753,395)
                                                                           ----------  ----------
                           Tax Benefit                                     $        -  $        -
                                                                           ==========  ==========

                                       PALWEB CORPORATION

                                   (A DEVELOPMENT STAGE COMPANY)

                             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                                    Year Ended May 31,
                                                                           -----------------------------------
                                                                              1999         1998      1997
                                                                           -----------  -----------  ---------
                  Net operating loss                                       $ 2,148,948  $   472,444  $ 471,963
                  Loss on impairment of
                   investment                                                        -    1,151,070          -
                  Accrued liabilities                                          (83,852)      83,852
                  Gain on sale of plant
                    for tax purposes                                           160,681            -          -
                  Loss on sale of equipment                                    (46,207)      46,207          -
                  Change in Valuation
                    allowance                                               (2,179,570)  (1,753,573)  (471,963)
                                                                           -----------  -----------  ---------
                           Tax Benefit                                     $         -  $         -  $       -
                                                                           ===========  ===========  =========




        PalWeb's effective tax rate differs from the federal statutory rate as follows:



                                                                     Nine Months
                                                                Ended February 29/28,
                                                             ------------------------
                                                                2000          1999
                                                             ----------     ---------
                                                            (unaudited)    (unaudited)
         Tax benefit using statutory
          tax rate                                           $  763,377    $1,747,747
         Effect of state tax rates                               59,254       135,707
         Net change in valuation
          allowance                                            (822,631)   (1,883,454)
                                                             ----------    ----------
         Tax benefit, per financial
          statements                                         $        -    $        -
                                                             ==========    ==========







                                                                         Year Ended May 31,
                                                             --------------------------------------
                                                                1999          1998          1997
                                                             ----------    ----------    ----------
         Tax benefit using statutory
          tax rate                                           $2,029,599    $1,759,496    $  452,036
         Effect of state tax rates                              155,015       146,105        34,567
         Net change in valuation
          allowance                                          (2,179,570)   (1,753,573)     (471,963)
         Other deductions                                        (5,044)     (152,028)      (14,640)
                                                             ----------    ----------    ----------
         Tax benefit, per financial
          statements                                         $        -    $        -    $        -
                                                             ==========    ==========    ==========




                                       PALWEB CORPORATION

                                   (A DEVELOPMENT STAGE COMPANY)

                             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



        PalWeb has a net operating loss (NOL) for Federal income tax purposes as of May 31, 1999, 1998, and 1997 of $8,451,791 as follows:



                    AMOUNT                         EXPIRATION
                  ----------                       ----------
                  $1,289,518                          2012
                  $1,290,830                          2018
                  $5,871,443                          2019




9.      LEASE FINANCING OBLIGATION

        In April 1999, a related party acquired PalWeb's plant in Dallas, Texas based on an appraisal of $1,200,000 and the buyer assumed the mortgage payable in the amount of $1,350,000. PalWeb executed a one year lease at $12,235 per month to occupy the facility. Management expects to rent the property on a month to month basis at the same rate after the expiration of the initial term.

        PalWeb also has a three year option to purchase the property for $2,700,000. Due to the existence of PalWeb's option to repurchase the property, the transaction has been accounted for as a financing arrangement whereby the plant with a net book value of $1,049,515 at May 31, 1999, continues to be maintained as an asset and depreciated and the related debt in the amount of $1,766,958 at May 31, 1999 (including the mortgage payable of $1,350,000), is classified as lease financing obligation in the balance sheet during the term of the option.

10.     STOCKHOLDERS' EQUITY

        PalWeb issued 3,000,000 shares of common stock to retire certain liabilities during the year ended May 31, 1999, as discussed in Notes 4 and 6.

        During the years ended May 31, 1999 and 1998, PalWeb also issued shares of common stock and preferred stock for services. The services were valued at the market value of the common stock as the preferred is convertible into common on a one-to-one basis.

        Preferred stock is convertible into common stock at a ratio of one to one. Preferred stock converted into common stock during the period ended May 31, 1998 totaled 150,000.

        At the time of the reverse acquisition by PPP, there were outstanding certain options to purchase common stock of PalWeb. At May 31, 1999 and 1998, the outstanding options are as follows (PPP had no options outstanding as of May 31, 1997):

                                        PALWEB CORPORATION

                                  (A DEVELOPMENT STAGE COMPANY)

                           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                               Price
                               Number of shares        Per Share             Expiration Date
                               ----------------        ---------             ---------------
                                      120,000               $.10         July 31, 2003
                                      160,000                .10         July 31, 2004
                                      200,000                .10         July 31, 2005
                                      240,000                .10         July 31, 2006
                                      600,000                .50         None
                                    1,000,000                .10         August 31, 2002

11.     FINANCIAL INSTRUMENTS

        PalWeb's financial instruments consist principally of accounts payable, accrued liabilities and notes and mortgages payable. Management estimates the market value of the notes and mortgage payable based on expected cash flows and believes these market values approximate carrying values at May 31, 1999, 1998 and 1997.

12.     DISCONTINUED OPERATIONS

        Information relating to discontinued operations is as follows:

                                                                  1999        1998
                                                              ----------  ----------

                  Net sales                                   $  381,330  $  542,012
                  Cost of sales                                  219,894     268,133
                                                              ----------  ----------
                  Gross profit                                   161,436     273,879
                  Operating costs                                169,854     511,737
                  Costs of disposal                                    -     130,688
                  Nonoperating income                              1,118         741
                                                              ----------  ----------

                  Loss, as previously reported                    (7,300)   (367,805)
                  Prior period adjustment                       (481,956)
                                                              ----------  ----------

                  Net loss                                    $   (7,300) $ (849,761)
                                                              ==========  ==========

                                        PALWEB CORPORATION

                                  (A DEVELOPMENT STAGE COMPANY)

                           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



13.     SUPPLEMENTAL INFORMATION OF CASH FLOWS

        Non-cash investing and financing activities are as follows:


                                                                   Year Ended May 31,
                                                       --------------------------------------
                                                            1999         1998          1997
                                                       ----------  -------------   ----------

   Property and equipment released
     in foreclosure or negotiated
     settlement of debt                                $  608,232  $           -   $        -

   Common stock issuances in exchange for:
    Reverse acquisition of PalWeb Corporation                   -        613,500            -
    Consulting services                                 5,013,000        222,000            -
    Retirement of debt through
      issuance of common stock                            330,000              -            -

   Investment in securities                                     -      3,150,000            -

    Conversion of preferred stock                               -         15,000            -

   Reduction of debt and accrued interest
    through foreclosure, negotiated settle-
    ment or issuance of common stock                    1,006,848              -            -

   Distribution of energy services
    segment to minority stockholders                      430,373              -            -

   Interest paid                                                -              -            -


14.     PRIOR PERIOD ADJUSTMENT


        The financial statements have been restated to reflect the effects of a prior period adjustment to correct the effects of an error in accounting for discontinued operations. In July, 1999 and August, 1999, the company issued preferred and common stock as compensation for consulting services. Further information indicated that the services related to settlement of liabilities accrued, $191,978, as well as liabilities occurring during the year ended May 31, 1998 and not accrued, $481,956. The adjustment does not

                                        PALWEB CORPORATION

                                  (A DEVELOPMENT STAGE COMPANY)

                           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


        affect income before extraordinary items and discontinued operations. The effect on the deficit account is as follows:

                                                                       May 31,
                                                      ----------------------------------------
                                                           1999         1998          1997
                                                      ------------  ------------  ------------

           Deficit, as previously
            reported                                  $(26,717,493) $(20,509,689) $(12,752,114)

           Prior period adjustment                        (673,934)     (481,956)            -
                                                      ------------  ------------  ------------

           Deficit, as adjusted                       $(27,391,427) $(20,991,645) $(12,752,114)
                                                      ============  ============  ============

15.     SUBSEQUENT EVENTS

        The following events occurred subsequent to May 31, 1999 not otherwise disclosed herein:

        In September 1999, PalWeb obtained a $20,000,000 default judgement against a stockholder/investor. Additionally, the judgement canceled 41,443,308 shares of common stock held by the investor. The investor has four years from the date of judgement to file an action seeking to set aside the judgement.

        In March 2000, PalWeb obtained a default judgement against certain related parties, Chartex AG and New Inter HKB AG, causing the cancellation of 13,413,384 shares of common stock and a $1,619,422 loan classified in the financial statements as "Loans from related party."

        PalWeb issued shares of preferred and common stock as follows:


                   Date          Type       No. Shares      Purpose
                -----------    ---------    ----------    -----------
               July, 1999      Preferred     3,963,890  Satisfaction of
                                                          Liabilities
               July, 1999      Preferred       125,000  Services
               August, 1999    Common          460,000  Satisfaction of
                                                          Liabilities
               December, 1999  Common       11,000,000  Services

               January, 2000   Common       11,874,790  Satisfaction of
                                                          Liabilities
               January, 2000   Common        3,500,210  Equipment and Services


                                  PALWEB CORPORATION

                            (A DEVELOPMENT STAGE COMPANY)

                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        In July 1999, the outstanding stock options to purchase PalWeb's common stock were canceled.

        PalWeb is named in a lawsuit against Cooper Manufacturing Corporation, an investment distributed in the spin off as discussed in Note 1, Organization. The claim is based on product liability and PalWeb is named based on a contractual indemnity claim. Management is unable to estimate the amount of any possible loss. Further, management does not believe that Cooper Manufacturing is entitled to be indemnified from any loss. In addition, The Union Group, Inc., being the spin off company for energy services, is contractually obligated to indemnify PalWeb for any loss of an energy related matter. Management believes that the resolution of this lawsuit will not have a material effect on PalWeb's financial condition, results of operation or cash flows.

        Effective December 1, 1999, PalWeb entered into a line of credit with Ralph Curton, Jr., an individual that is not a related party, in the amount of $500,000 with an interest rate of 8.5%, payable December 1, 2001.

        Effective April 3, 2000, PalWeb acquired Pace Holding, Inc. and its wholly-owned subsidiary Paceco Financial Services, Inc. through a stock a stock exchange with the chairman of PalWeb board of directors whereby PalWeb issued 50,000,000 shares of its common stock in exchange for the outstanding common stock of Pace Holding, Inc.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors
Pace Holding, Inc.
Duncan, Oklahoma

We have audited the accompanying consolidated balance sheets of Pace Holding, Inc. (an Oklahoma corporation) and subsidiaries as of September 30, 1999 and 1998, and the related consolidated statements of operations, stockholder's deficiency, and cash flows for the years then ended. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pace Holding, Inc. and its subsidiaries as of September 30, 1999 and 1998, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.



                                    HULME RAHHAL HENDERSON, INC.

Ardmore, Oklahoma
February 10, 2000

                                                         PACE HOLDING, INC.
                                                     CONSOLIDATED BALANCE SHEETS

                                                                                                  September 30,
                                                                                 March 31,   ------------------------
                                                                                   2000         1999         1998
                                                                                -----------  -----------  -----------
            ASSETS                                                              (unaudited)
Cash                                                                            $   174,550  $   351,219  $   107,923
Loans (Note D)                                                                    2,675,149    3,033,424    3,459,883
Investments (Note E)                                                                 40,314      444,789      135,630
Real estate held for investment and
 other real estate owned (Notes F)                                                1,336,877    1,574,043    7,772,583
Furniture, equipment, and leasehold
 improvements, net (Note G)                                                         142,749      155,426      245,646
Other assets (Note H)                                                               815,783    1,199,670      429,160
Deferred tax asset, net of valuation
 allowance (Note M)                                                                 335,482      227,315            -
                                                                                -----------  -----------  -----------

         Total Assets                                                           $ 5,520,904  $ 6,985,886  $12,150,825
                                                                                ===========  ===========  ===========

    LIABILITIES AND STOCKHOLDER'S DEFICIENCY

Liabilities:
  Thrift accounts and time
   certificates (Note I)                                                        $ 6,659,199  $ 6,929,244  $ 6,048,640
  Accrued interest payable and
   other liabilities (Note J)                                                        79,983      177,723      463,770
  Notes payable (Note K)                                                          1,224,065    1,518,612    3,900,000
                                                                                -----------  -----------  -----------
         Total Liabilities                                                        7,963,247    8,625,579   10,412,410

Minority interest in subsidiary                                                           -            -      150,000

Contingencies (Notes L, O and P)

Stockholder's deficiency (Note N):
  Preferred stock, Class A convertible,
   $10 par, 100,000 shares
   authorized, none outstanding                                                           -            -            -
  Common stock -
   Class B, $2 par, nonvoting, 500,000

                                     F-30


    shares authorized, none issued                                                        -            -            -
   Class A, $2 par, voting, 100,000
    shares authorized, 76,305
    shares outstanding                                                              152,610      152,610      152,610
  Additional paid-in capital                                                        715,474      715,474    2,852,105
  Accumulated deficit                                                            (3,310,427)  (2,507,777)  (1,416,300)
                                                                                -----------  -----------  -----------
         Total stockholder's deficiency                                          (2,442,343)  (1,639,693)   1,588,415
                                                                                -----------  -----------  -----------

         Total Liabilities and
           Stockholder's Deficiency                                             $ 5,520,904  $ 6,985,886  $12,150,825
                                                                                ===========  ===========  ===========


The accompanying notes are an integral part of these consolidated financial statements.


                                                         PACE HOLDING, INC.
                                                CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                            SIX MONTHS ENDED
                                                                                                MARCH 31,
                                                                                        ------------------------
                                                                                            2000         1999
                                                                                        -----------  -----------
Income:                                                                                        (unaudited)
  Interest and fees on
   installment loans                                                                    $   200,244  $   251,060
  Other interest income                                                                         483          477
  Rental income                                                                              95,427      216,153
  Other income                                                                                1,260       16,514
  Loss on sale of assets and
   unrealized loss on securities                                                             74,106      (37,529)
                                                                                        -----------  -----------
         Total income                                                                       371,520      446,675

Expenses:
  Interest on thrift accounts
   and time certificates                                                                    235,030      215,584
  Interest on notes and
   mortgages payable                                                                         68,619      106,060
  Salaries and benefits                                                                      68,659      124,976
  Provision for credit losses                                                                     -            -
  Depreciation and amortization                                                             331,683      233,520
  Other operating expenses                                                                  186,991      453,158
  Equity in loss of Pal Web Corporation                                                     391,355      169,000
                                                                                        -----------  -----------
         Total expenses                                                                   1,282,337    1,302,298
                                                                                        -----------  -----------

Loss before income taxes                                                                   (910,817)    (855,623)

Income tax benefit (Note M)                                                                 108,167       92,065
                                                                                        -----------  -----------


Net loss                                                                                $  (802,650) $  (763,558)
                                                                                        ===========  ===========


The accompanying notes are an integral part of these consolidated financial statements.


                                                         PACE HOLDING, INC.
                                                CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                YEARS ENDED
                                                                                               SEPTEMBER 30,
                                                                                        ------------------------
                                                                                            1999         1998
                                                                                        -----------  -----------
Income:
  Interest and fees on
   installment loans                                                                    $   438,940  $   749,004
  Other interest income                                                                         765       19,997
  Rental income                                                                             309,365      256,059
  Other income                                                                               84,489       40,517
  Loss on sale of assets and
   unrealized loss on securities                                                            (41,551)      93,517
                                                                                        -----------  -----------
         Total income                                                                       792,008    1,159,094

Expenses:
  Interest on thrift accounts
   and time certificates                                                                    457,615      362,945
  Interest on notes and
   mortgages payable                                                                        191,174      100,897
  Salaries and benefits                                                                     210,445      471,211
  Provision for credit losses                                                               314,697      206,289
  Depreciation and amortization                                                             555,662       98,900
  Other operating expenses                                                                  642,667      751,661
  Equity in loss of Pal Web Corporation                                                     896,387            -
                                                                                        -----------  -----------
         Total expenses                                                                   3,268,647    1,991,903
                                                                                        -----------  -----------

Loss before income taxes                                                                (2,476,639)    (832,809)

Income tax benefit (provision) (Note M)                                                    163,358     (242,327)
                                                                                        -----------  -----------


Net loss                                                                                $(2,313,281) $(1,075,136)
                                                                                        ===========  ===========


The accompanying notes are an integral part of these consolidated financial statements.


                                                         PACE HOLDING, INC.
                                         CONSOLIDATED STATEMENT OF STOCKHOLDER'S DEFICIENCY

                                                                                Additional
                                                                       Common    Paid-in    Accumulated
                                                                       Stock     Capital      Deficit       Total
                                                                      --------  ----------  -----------  -----------
Balance,
 September 30, 1997                                                   $152,610  $  364,175  $  (632,660) $  (115,875)

Adjustment to apply
 purchase accounting                                                         -           -      309,496      309,496

Capital contribution                                                         -   2,487,930            -    2,487,930

Dividends on preferred
 stock of subsidiary                                                         -           -      (18,000)     (18,000)

Net loss                                                                     -           -   (1,075,136)  (1,075,136)
                                                                      --------  ----------  -----------  -----------

Balance,
 September 30,1998                                                     152,610   2,852,105   (1,416,300)   1,588,415

Rescission of prior year
 contribution to capital                                                     -  (2,487,930)           -   (2,487,930)

Dividends on preferred
 stock of subsidiary                                                         -           -       (4,500)      (4,500)

Adjustment to apply
 purchase accounting                                                         -           -    1,226,304    1,226,304

Contributions to
 capital                                                                     -     351,299            -      351,299

Net loss                                                                     -           -   (2,313,281)  (2,313,281)
                                                                      --------  ----------  -----------  -----------
Balance,
 September 30,1999                                                     152,610     715,474   (2,507,777)  (1,639,693)

                                     F-34



Net loss (unaudited)                                                         -           -     (802,650)    (802,650)
                                                                      --------  ----------  -----------  -----------

Balance (unaudited),
 March 31, 2000                                                       $152,610  $  715,474  $(3,310,427) $(2,442,343)
                                                                      ========  ==========  ===========  ===========


The accompanying notes are an integral part of these consolidated financial statements.


                                                    PACE HOLDING, INC.

                                           CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                                SIX MONTHS
                                                                                              ENDED MARCH 31,
                                                                                        ------------------------
                                                                                            2000         1999
                                                                                        -----------  -----------
                                                                                             (Unaudited)
Cash flows from operating activities:

 Net loss                                                                               $  (802,650) $  (763,558)
 Adjustments to reconcile net loss
  to cash provided (used) by operating
  activities:

    Equity in loss of investee company                                                      391,355      169,000
    Increase in deferred tax asset                                                         (108,167)     (92,065)
    Depreciation and amortization                                                           331,683      233,520
    Gain on sale of assets & unrealized loss                                                (74,105)       1,530
    Increase in other assets                                                                 79,448       (7,865)
    Decrease in other liabilities                                                           (97,740)    (369,956)
                                                                                        -----------  -----------

         Net cash used by operating activities                                             (280,176)    (829,394)
                                                                                        -----------  -----------

Cash flows from investing activities:

 Net (increase) decrease in loans                                                           358,275     (376,418)
 Purchase of investment real estate                                                          (6,164)    (422,424)
 Purchase of furniture, equipment, and
  improvements                                                                                    -            -
 Purchases of securities                                                                          -     (315,837)
 Proceeds from sale of securities                                                            14,888       85,630
 Proceeds from sale of investment real estate                                               301,100      368,701
 Proceeds from sale of furniture, equipment
  and improvements                                                                                -       19,995
                                                                                        -----------  -----------

         Net cash provided by (used in)
          investing activities                                                              668,099     (640,353)
                                                                                        -----------  -----------


                                    F-36



                                                         PACE HOLDING, INC.

                                                CONSOLIDATED STATEMENT OF CASH FLOWS
                                                                                          SIX MONTHS
                                                                                        ENDED MARCH 31,
                                                                                   ------------------------
                                                                                       2000         1999
                                                                                   -----------  -----------
Cash flows from financing activities:                                                   (Unaudited)

 Net increase (decrease) in thrift accounts
  and time certificates                                                            $  (270,045) $ 1,181,107
 Proceeds from borrowings                                                                    -      300,000
 Payments on notes and mortgages
  payable                                                                             (294,547)           -
 Capital contribution by shareholder                                                         -      201,299
 Payment of preferred dividends on subsidiary                                                -       (4,500)
                                                                                   -----------  -----------

         Net cash provided by (used in)
          financing activities                                                        (564,592)   1,677,906
                                                                                   -----------  -----------

Net change in cash and cash equivalents                                               (176,669)     208,159

Cash and cash equivalents, beginning of period                                         351,219      107,923
                                                                                   -----------  -----------


Cash and cash equivalents, end of period                                           $   174,550  $   316,082
                                                                                   ===========  ===========

Supplemental schedule of noncash investing and financing activities:

   Assets exchanged for UniFin, Inc.
    preferred stock:
         Loans receivable                                                          $        -  $    734,459
         Furniture & fixtures                                                               -       118,704

   Rescission of contributed capital:
     Assets and liabilities rescinded -
       Real estate investments                                                              -     6,210,295
       Notes and mortgages payable                                                          -     2,450,000

     Assets received during rescission -
           Notes receivable from related parties                                            -     1,174,400

                                    F-37


                                                         PACE HOLDING, INC.

                                                CONSOLIDATED STATEMENT OF CASH FLOWS

           Investment in common stock                                                       -        40,000
           Other                                                                                      9,264

   Preferred stock of subsidiary received
     as contribution to capital                                                             -       150,000

Supplemental cash flow information:
 Cash paid for interest expense                                                    $   303,125  $   318,974


                                                                                          YEAR ENDED
                                                                                         SEPTEMBER 30,
                                                                                   -------------------------
                                                                                       1999         1998
                                                                                   -----------  ------------
Cash flows from operating activities:

 Net loss                                                                          $(2,313,281) $(1,075,136)
 Adjustments to reconcile net loss
  to cash provided (used) by operating
  activities:

    Equity in loss of investee company                                                 896,387            -
    (Increase) decrease in deferred tax asset                                         (163,358)     242,327
    Provision for credit losses                                                        314,697      206,289
    Depreciation and amortization                                                      555,662       98,900
    Loss on sale of assets & unrealized loss                                            40,761       85,142
    Increase in other assets                                                          (100,108)     (32,469)
    Increase (decrease) in other liabilities                                          (286,047)     394,364
                                                                                   -----------  -----------

         Net cash used by operating activities                                      (1,055,287)     (80,583)
                                                                                   -----------  -----------

Cash flows from investing activities:

 Net increase (decrease) in loans                                                      261,762   (2,292,241)
 Purchase of investment real estate                                                   (403,615)  (1,903,403)
 Purchase of furniture, equipment, and
  improvements                                                                         (50,306)    (114,394)

                                    F-38

                                                         PACE HOLDING, INC.

                                                CONSOLIDATED STATEMENT OF CASH FLOWS

 Purchases of securities                                                                   (239,485)    (220,772)
 Proceeds from sale of securities                                                            98,867      362,678
 Proceeds from sale of investment real estate                                               368,701            -
 Proceeds from sale of furniture, equipment
  and improvements                                                                          116,644            -
                                                                                        -----------  -----------

         Net cash provided by (used in)
          investing activities                                                              152,568   (4,168,132)
                                                                                        -----------  -----------

Cash flows from financing activities:

 Net increase in thrift accounts
  and time certificates                                                                 $   880,604  $ 1,132,957
 Proceeds from borrowings                                                                   518,612    1,900,000
 Payments on notes and mortgages
  payable                                                                                  (450,000)           -
 Capital contribution by shareholder                                                        201,299            -
 Payment of preferred dividends on subsidiary                                                (4,500)     (18,000)
                                                                                        -----------  -----------

         Net cash provided by financing activities                                        1,146,015    3,014,957
                                                                                        -----------  -----------

Net change in cash and cash equivalents                                                     243,296   (1,233,758)

Cash and cash equivalents, beginning of period                                              107,923    1,341,681
                                                                                        -----------  -----------


Cash and cash equivalents, end of period                                                $   351,219  $   107,923
                                                                                        ===========  ===========

Supplemental schedule of noncash investing and financing activities:

   Assets exchanged for Pal Web Corporation common stock:
         Loans and accrued interest due from
          related parties                                                               $ 1,071,266  $         -
         Investment in common stock                                                          40,000            -

                                    F-39


                                                         PACE HOLDING, INC.

                                                CONSOLIDATED STATEMENT OF CASH FLOWS


   Contribution (Rescission) of contributed capital:
     Assets and liabilities received (rescinded) -
       Real estate investments                                                           (6,210,295)   5,652,330
       Notes and mortgages payable                                                       (2,450,000)   2,000,000

     Assets received (given) -
       Notes receivable from related parties                                              1,174,400   (1,164,400)
       Investment in common stock                                                            40,000            -
       Other                                                                                  9,264            -

   Preferred stock of subsidiary received
     as contribution to capital                                                                   -      150,000

Supplemental cash flow information:
 Cash paid for interest expense                                                         $   646,108  $   455,637

The accompanying notes are an integral part of these consolidated financial statements.

                               PACE HOLDING, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note A - Summary of Significant Accounting Policies

     The accounting and reporting policies of Pace Holding, Inc. (the Company) and its wholly-owned subsidiary Paceco Financial Services, Inc., conform to generally accepted accounting principles and to general practice within the finance industry where applicable. The following is a description of the more significant of these policies which the Company follows in preparing and presenting its consolidated financial statements.

     1.  NATURE OF OPERATIONS AND CORPORATE STRUCTURE

     The Company through its wholly-owned subsidiary Paceco Financial Services, Inc. is in the business of lending money, investing in securities and owning and operating real estate.

     Effective November 1, 1997, the Company was acquired by Pace Acquisition Co., an Oklahoma corporation. The transaction was accounted for by the purchase method of accounting and the cost of the acquisition was imputed to the acquired company, Pace Holding, Inc. utilizing the "push down" basis of accounting. The purchase price was allocated to the net assets of the Company based on the fair value as of the date of the acquisition resulting in acquired goodwill of $350,110; however, the Company's ownership changed as discussed in the next paragraph thereby resulting in a subsequent allocation.

     Effective December 31, 1998, the Company was acquired by an individual, Mr. Paul Kruger, an unrelated party to the owners of Pace Acquisition Co. This transaction was also accounted for by the purchase method of accounting and the cost of the acquisition has been imputed to the acquired company, Pace Holding, Inc. The purchase price was allocated to the net assets based on the fair value at December 31, 1998, resulting in acquired goodwill of $1,559,795 which is being amortized over 30 months.

     2.  PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Paceco Financial Services, Inc. Affiliated companies (20 to 50 percent owned) are accounted for on the equity method. All material intercompany balances and transactions are eliminated.

                               PACE HOLDING, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     3.  CASH AND CASH EQUIVALENTS

     For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash in demand deposits, and time deposits.

     4.  ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

     5.  LOANS

     Installment loans are stated at the amount of unpaid principal and interest, reduced by unearned interest and an allowance for credit losses. Interest income is recognized when earned except where serious doubt exists as to the ultimate collectibility of the interest in which case no accrual of interest is made.

     6.  REAL ESTATE HELD FOR INVESTMENT AND OTHER REAL ESTATE OWNED

     Real estate held for investment is stated at cost less accumulated depreciation. Other real estate acquired through foreclosure, or voluntary conveyance in lieu of foreclosure, is stated at the lower of cost or market value, less accumulated depreciation.

     7.  ALLOWANCE FOR CREDIT LOSSES

     The allowance for credit losses is maintained at a level adequate to absorb probable losses. Management determines the adequacy of the allowance based upon reviews of the installment loans, recent loss experience, current economic conditions, the risk characteristics of the various categories of loans, and other pertinent factors. Loans deemed uncollectible are charged to the allowance. Provisions for credit losses and recoveries on loans previously charged off are added to the allowance.

     Loans to customers are primarily in Oklahoma of which $892,722 at September 30, 1999 are loans to the rent-to-own retail furniture industry. The Company performs ongoing credit valuations of customers and generally requires collateralization of the loan. Allowances are

                               PACE HOLDING, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     maintained for potential credit losses and such losses have been within management's expectations.

     8.  FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

     Depreciation of furniture, equipment, and leasehold improvements is provided by the use of the straight-line and accelerated methods over the estimated useful lives of the related assets as follows:



                                                     Estimated Useful Life
                                                     ---------------------
              Buildings                                      30 years
              Leasehold improvements                    10 - 39 years
              Furniture and equipment                    3 - 10 years
              Vehicles                                        5 years


     Maintenance and repairs are charged to expense and improvements are capitalized. The cost and accumulated depreciation applicable to assets retired or otherwise disposed of are eliminated from the related accounts and the gain or loss on disposition is credited or charged to operations.

     9.  GOODWILL

     The excess of cost over the value of net assets acquired (goodwill) is being amortized on a straight-line basis over thirty months, except for goodwill in connection with the PalWeb Corporation which is twenty years.

     10. MARKETABLE SECURITIES

     Marketable securities consist of common stocks and are stated at market value as determined by the most recently traded prices at the balance sheet date. All marketable securities are defined as trading securities under the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The cost of investments sold is determined on the specific identification method.

                               PACE HOLDING, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     11.  INCOME TAXES

     The Company files a consolidated income tax return. Current and deferred taxes are determined on the basis that the Company is a separate taxpayer.

Note B - Segment of Business

     The Company's business has two reportable segments - finance and real estate. The finance segment is the business of lending money and investing in securities. The real estate segment consists of owning and operating real estate, principally commercial properties. The accounting policies are the same as those described in the summary of significant accounting policies. Intersegment transactions are not significant.

                                                                                    Real
                                                                       Finance     Estate       Total
                                                                     ----------  ----------  ----------
     Year Ended September 30, 1999:
     Revenues from external customers:
      Interest income                                                $  438,940  $        -  $  438,940
      Rental income                                                      10,502     298,863     309,365
     Interest Expense                                                   559,058      89,731     648,789
     Depreciation and amortization                                      490,806      64,856     555,662
     Equity in loss of PalWeb
      Corporation-equity method                                         896,387           -     896,387
     Loss before income taxes                                        (2,425,172)    (51,467) (2,476,639)

     Year Ended September 30, 1998:
     Revenues from external customers:
      Interest income                                                $  749,004  $        -  $  749,004
      Rental income                                                      35,511     220,548     256,059
     Interest Expense                                                   388,938      74,904     463,842
     Depreciation and amortization                                       46,863      52,037      98,900
     Equity in loss of PalWeb
      Corporation-equity method                                               -           -           -
     Loss before income taxes                                          (705,884)   (126,925)   (832,809)

     Six Months Ended March 31, 2000 (unaudited):


                                                   F-44


                                            PACE HOLDING, INC.

                                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     Revenues from external customers:
      Interest income                                                $  200,244  $        -  $  200,244
      Rental income                                                       2,163      93,264      95,427
     Interest Expense                                                   252,676      50,973     303,649
     Depreciation and amortization                                      317,899      13,784     331,683
     Equity in loss of PalWeb
      Corporation-equity method                                         391,355           -     391,355
     Loss before income taxes                                          (902,397)     (8,420)   (910,817)

     Six Months Ended March 31, 1999 (unaudited):
     Revenues from external customers:
      Interest income                                                $  251,060  $        -  $  251,060
      Rental income                                                       7,865     208,288     216,153
     Interest Expense                                                   256,235      65,409     321,644
     Depreciation and amortization                                      181,708      51,812     233,520
     Equity in loss of PalWeb
      Corporation-equity method                                         169,000           -     169,000
     Loss before income taxes                                          (810,097)    (45,526)   (855,623)


Note C - Contribution to Additional Paid in Capital

     During the year ended September 30, 1999, Mr. Paul Kruger made a capital contribution of $351,299, consisting of $201,299 cash and $150,000 of preferred stock of the Company's subsidiary, to additional paid in capital of the Company.

Note D - Loans

     Loans consist of the following:

                                                                  September 30,
                                            March 31,      --------------------------
                                              2000            1999            1998
                                           ----------      ----------      ----------
                                                           (unaudited)
          Installment loans                $2,996,170      $3,385,947      $3,674,922
          Unearned interest                   (11,174)        (32,676)        (76,929)
          Allowance for credit losses        (309,847)       (319,847)       (138,110
                                           ----------      ----------      ----------
                                           $2,675,149      $3,033,424      $3,459,883
                                           ==========      ==========      ==========

                                       PACE HOLDING, INC.

                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     Changes in the allowance for credit losses for the periods are as follows:



                                                                      Six Months                Year Ended
                                                                    Ended March 31,            September 30,
                                                                ----------------------    ----------------------
                                                                   2000         1999        1999          1998
                                                                ---------    ---------    --------     ---------
                                                               (unaudited)
       Balance, beginning of period                             $ 319,847    $ 138,110    $ 138,168    $ 530,946
       Provision                                                        -            -      314,697      206,289
       Loans charged-off                                          (10,484)      (1,477)    (134,866)    (601,367)
       Recoveries                                                     484          651        1,848        2,242
                                                                ---------    ---------    ---------    ---------
       Balance, end of period                                   $ 309,847    $ 137,284    $ 319,847    $ 138,110
                                                                =========    =========    =========    =========


     Loans past due and on nonaccrual status at September 30, 1999 total
     $336,962.

     The installment loans, in order to reduce credit risk, are secured by various forms of collateral, including first mortgages on real estate, liens on personal property, savings deposits, etc. In the event of default by the borrower, the Company would incur a loss to the extent that the value of the collateral is less than the outstanding balance of the loan.

NOTE E - Investments

     Investments include investments accounted for by the equity of accounting, PalWeb Corporation, and marketable securities (trading securities). A summary of investments, unrealized gain (loss) at the end of each period and the components of net change in unrealized gain
     (loss) and realized gain (loss) are as follows:



                                                                                   September 30,
                                                                   March 31,  ----------------------
                                                                     2000        1999         1998
                                                                  ---------   ----------  ----------
                                                                 (unaudited)
                  Investment in PalWeb
                   Corporation                                    $    4,694  $  396,049  $        -
                  Marketable securities                               35,620      48,740     135,630
                                                                  ----------  ----------  ----------

                  Total investments                               $   40,314  $  444,789  $  135,630
                                                                  ==========  ==========  ==========



                                       PACE HOLDING, INC.

                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     With respect to marketable securities:



                  Unrealized gain (loss)                                     $      828  $   (1,745)  $ (85,142)

                  Net change in unrealized
                   gain (loss)                                                    2,573      83,397     (85,142)

                  Realized gain (loss)                                            2,686    (121,906)     22,500


     In January, 1999, the Company acquired a 15.5% interest in PalWeb Corporation, a development stage company which is developing a plastic pallet to compete with wood pallets. PalWeb Corporation has incurred significant operating losses and requires substantial funding to progress beyond the development stage. Further, the interest received was restricted common stock in exchange for services and release of advances receivable in the amount of $189,000. Management believes that the fair value of the common stock is not reasonably determinable due to the restricted nature of the stock, the current financial condition of PalWeb Corporation and the fact that the stock is very thinly traded. Accordingly, the investment has been recorded at the value of the exchanged asset.

     In April, 1999, the Company increased its ownership in PalWeb Corporation to 20.0% as discussed in Note N. Effective with the increase in equity ownership to 20%, the equity method of accounting was adopted retroactively to the initial investment date. PalWeb Corporation's net assets reflect a deficiency and the Company's investment, net of equity in losses from the investee company, is considered goodwill which is being amortized over twenty years.

     At September 30, 1999, the Company's investment based on market value is $3,480,000. This market value is based on the average bid prices as of September 30, 1999 which is a thinly traded market in relation to the total outstanding shares of PalWeb Corporation.

     Summary financial information for PalWeb Corporation as of its year end of May 31, 1999 is as follows:



                  Condensed Statement of Operations:
                    Sales                                     $    51,250
                    Net Loss                                    5,969,409

                                       F-47


                                       PACE HOLDING, INC.

                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



                  Condensed Financial Position:
                    Current assets                            $    10,648
                    Noncurrent assets                           1,910,138
                    Current liabilities                        (3,719,597)
                    Noncurrent liabilities                     (1,766,958)
                                                              -----------

                    Net assets                                $(3,565,769)
                                                              ============


Note F - Real Estate Held for Investment and Other Real Estate Owned

     Real estate held for investment and other real estate owned are as follows:



                                                                        March 31,       September 30,
                                                                          2000        1999        1998
                                                                       ----------  ----------  ----------
                                                                      (unaudited)
           Real estate held for investment                             $1,337,616  $1,561,360  $7,774,377
           Accumulated depreciation                                       (34,428)    (20,645)    (55,648)
                                                                       ----------  ----------  ----------
                                                                        1,303,188   1,540,715   7,718,729
                                                                       ----------  ----------  ----------

           Other real estate owned                                         35,222      35,222      55,503
           Accumulated depreciation                                        (1,533)     (1,894)     (1,649)
                                                                       ----------  ----------  ----------
                                                                           33,689      33,328      53,854
                                                                       ----------  ----------  ----------
                  Total                                                $1,336,877  $1,574,043  $7,772,583
                                                                       ==========  ==========  ==========



Note G - Furniture, Equipment, and Leasehold Improvements

     Furniture, equipment, and leasehold improvements are as follows:



                                                                                           September 30,
                                                                          March 31,  ----------------------
                                                                            2000        1999        1998
                                                                         ----------  ----------  ----------
                                                                         (unaudited)
                  Furniture and equipment                                $  128,424  $  128,424  $  175,285
                  Leasehold improvements                                     22,892      22,892      26,233
                  Vehicles                                                   16,170      16,170      59,234
                                                                         ----------  ----------  ----------
                                                                            167,486     167,486     260,752
                  Less accumulated depreciation                             (24,737)    (12,060)    (15,106)
                                                                         ----------  ----------  ----------
                                                                         $  142,749  $  155,426  $  245,646
                                                                         ==========  ==========  ===========


                                       PACE HOLDING, INC.

                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note H - Other Assets

     The components of other assets consist of the following:



                                                                                          September 30,
                                                                          March 31,  ----------------------
                                                                            2000        1999        1998
                                                                        -----------  ----------  ----------
                                                                        (unaudited)
                  Other receivables                                     $    10,000  $   91,250  $        -
                  Investments                                                10,500      10,500      10,500
                  Accrued interest on loans                                  35,061      33,034      22,917
                  Prepaid expenses                                            9,615      15,371      15,661
                  Goodwill, net                                             744,740   1,049,179     341,331
                  Other                                                       5,867         336      38,751
                                                                        -----------  ----------  ----------

                                                                        $   815,783  $1,199,670  $  429,160
                                                                        ===========  ==========  ==========


     Accumulated amortization of goodwill at September 30, 1999 and 1998 is $446,659 and $8,936, respectively, and $751,098 (unaudited) at March 31, 2000.

Note I - Thrift Accounts and Time Certificates

     The components of thrift accounts and time certificates are as follows:



                                                                                                September 30,
                                                                               March 31,   ----------------------
                                                                                  2000        1999        1998
                                                                              -----------  ----------  ----------
                                                                              (unaudited)
          Thrift accounts:
          Passbook savings - 6 percent                                        $ 2,179,743  $2,252,248  $2,025,088
          Passbook savings - 8 percent                                            168,518     171,530     190,528
                                                                              -----------  ----------  ----------
                                                                                2,348,261   2,423,778   2,215,616
                                                                              -----------  ----------  ----------
          Time certificates:
          6-month certificates
           (weighted average rate at
           September 30, 1999, was
           6.25 percent)                                                          560,266     640,238     605,002


                                                 F-49



                                       PACE HOLDING, INC.

                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



          12-month certificates
           (weighted average rate at
           September 30, 1999, was
           6.50 percent)                                                        1,680,920   1,466,511   1,403,421

          30-month certificates
           (weighted average rate at
           September 30, 1999, was
           7.62 percent)                                                        2,069,752   2,398,717   1,824,600
                                                                              -----------  ----------  ----------
                                                                                4,310,938   4,505,466   3,833,023
                                                                              -----------  ----------  ----------

                                                                              $ 6,659,199  $6,929,244  $6,048,639
                                                                              ===========  ==========  ==========


     Annual maturities of time certificates as of September 30, 1999, are as follows:



          Maturing in one year or less                                               $2,611,682
          Maturing in two years or less but not less
           than one year                                                              1,430,161
          Maturing in more than two years                                               463,623
                                                                                     ----------
                                                                                     $4,505,466
                                                                                     ==========


Note J - Accrued Interest Payable and Other Liabilities

     The components of accrued interest payable and other liabilities consist of the following:



                                                                                      September 30,
                                                                       March 31,  --------------------
                                                                         2000       1999       1998
                                                                       ---------  ---------  ---------
                                                                      (unaudited)
          Accounts payable and
           accrued expenses                                            $  43,703  $ 133,860  $ 430,694
          Accrued interest payable                                        36,280     43,863     33,076
                                                                       ---------  ---------  ---------

            Total                                                      $  79,983  $ 177,723  $ 463,770
                                                                       =========  =========  =========


                                                         PACE HOLDING, INC.

                                                     CONSOLIDATED BALANCE SHEETS


Note K - Notes and Mortgages Payable

         Notes payable are as follows:

                                                                                     March 31,       September 30,
                                                                                       2000        1999        1998
                                                                                    ----------  ----------  ----------
                                                                                   (unaudited)
          Notes payable to bank, secured by real estate mortgages, prime interest rate from (7.5% at 9/30/99), due in installments
           through July 1,2004                                                      $1,224,065  $1,250,000  $3,900,000

          Note payable to bank, secured by real estate mortgages, prime
           interest rate (7.5% at 9/30/99) due July 1, 2000                                  -     268,612           -
                                                                                    ----------  ----------  ----------

                  Total Notes Payable                                               $1,224,065  $1,518,612  $3,900,000
                                                                                    ==========  ==========  ==========

         The second note payable to bank described in the table is a line of credit in the amount of $500,000 which is secured by assets of Onward, L.L.C., owned by the sole stockholder of the Company's parent. At September 30, 1999, the balance of the line had been withdrawn for the benefit of one of the stockholder's affiliates. However, in December, 1999, Onward, L.L.C. assumed complete liability for the note releasing the Company from any responsibility therein.

         Maturities of notes payable for years ended September 30 are as follows:

                                            2000              333,697
                                            2001               70,137
                                            2002               75,583
                                            2003               81,450
                                            2004              957,745

                                   PACE HOLDING, INC.

                               CONSOLIDATED BALANCE SHEETS



Note L - Regulatory Requirement

         The Company's wholly-owned subsidiary, Paceco Financial Services, Inc. (Paceco), is regulated by the Oklahoma Department of Securities. Under the Oklahoma Securities Act, Paceco is required to maintain stockholder's equity, which is defined as stockholder's equity plus the allowance for credit losses and valuation allowances, if any, equal to at least 10 percent of thrift accounts, time certificates, and accrued interest payable thereon.

         As of September 30, 1999, Paceco is not in compliance with the Act as it pertains to the stockholder's equity requirement which is computed as follows:


          Adjusted stockholder's equity:
           Stockholders deficiency                                                               $(1,293,336)
           Allowance for credit losses                                                               319,847
                                                                                                    (973,489)
          Amount required to be in compliance with the Act                                           692,924
                                                                                                 -----------
          Deficiency from amount required                                                        $(1,666,413)
                                                                                                 ===========

         Paceco maintains a cash account at a depository institution which is pledged to the Oklahoma Department of Securities. The balance of the account is $10,000 at September 30, 1999.

         Paceco has approved and adopted a plan to liquidate the investment and savings certificates and the Oklahoma Department of Securities has indicated that it will issue an order for implementation of the plan. Pursuant to the order, Paceco will use its best efforts to liquidate the investment securities over a twenty-four month period, refrain from issuing certificates to new investors, may allow existing investors to renew certificates or purchase additional certificates other than thirty month certificates, and will notify the Department of any material transactions affecting affiliates or the plan. Facilitation of the plan of liquidation will require substantial liquidation of Paceco's assets, principally loans and its investment in PalWeb Corporation.

                                   PACE HOLDING, INC.

                               CONSOLIDATED BALANCE SHEETS


Note M - Income Taxes

         At September 30, 1999, the Company has net operating loss carryforwards of approximately $600,000 for income tax purposes that expire in 2014.

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

                                                                                                  September 30,
                                                                                  March 31,  ----------------------
                                                                                    2000        1999        1998
                                                                                 ----------  ----------  ----------
         Deferred tax assets:                                                   (unaudited)
          Allowance for credit losses                                            $  121,542  $  121,542  $   52,482
          Equity in loss of investee company                                        489,342     340,627           -
          Net operating loss                                                        271,525     189,816     339,300
                                                                                 ----------  ----------  ----------

                                                                                    882,409     651,985     391,782
          Valuation allowance for
           deferred tax assets                                                     (546,927)   (424,670)   (391,782)
                                                                                 ----------  ----------  ----------
                  Deferred tax assets                                            $  335,482  $  227,315  $        -
                                                                                 ==========  ==========  ==========

         The benefit for income taxes results from deferred income tax expense, not current income tax expense. The components of the benefit for income taxes is as follows:

                                                                                   Six Months            Year Ended
                                                                                 Ended March 31,        September 30,
                                                                              --------------------  --------------------
                                                                                2000       1999       1999       1998
                                                                              ---------  ---------  ---------  ---------
          Allowance for credit
           losses                                                             $       -  $       -  $  69,060  $(149,278)
          Equity in loss of
           investee company                                                     148,715     64,220    340,627          -
          Net operating loss                                                     81,709   (304,315)  (149,484)   (14,611)
          Change in valuation
           allowance                                                           (122,257)   275,080    (32,888)   (78,438)
                                                                              ---------  ---------  ---------  ---------
                                                                                108,167     34,985    227,315   (242,327)

                                    F-53


                                                         PACE HOLDING, INC.

                                                     CONSOLIDATED BALANCE SHEETS

          Less: Deferred tax from
                     purchase accounting                                              -          -     63,957          -
                                                                              ---------  ---------  ---------  ---------
             Income tax benefit
          (provision)                                                         $ 108,167  $  34,985  $ 163,358  $(242,327)
                                                                              =========  =========  =========  =========

         The effective tax rate for the years ended September 30, 1999 differs from the amounts computed by applying the federal income tax rate of 34 percent to income before income taxes because of the following:

                                                                                 Six Months           Year Ended
                                                                               Ended March 31,       September 30,
                                                                             -------------------  -------------------
                                                                               2000      1999       1999      1998
                                                                             --------- ---------  --------- ---------
         Income tax benefit computed
            at statutory rates                                               $ 309,678 $ 290,912  $ 842,057 $ 283,155
         (Increase) decrease
            resulting from:
           Valuation allowance                                                (122,257)  275,080   (149,484)  (14,611)
           State tax benefit                                                    36,433    34,225     88,678    32,979
           Operating loss carryforwards
            terminating from change
            in ownership                                                             -  (507,388)  (173,531) (543,850)
           Permanent differences                                              (115,687)  (57,844)  (444,362)        -
                                                                             ---------  --------  --------- ---------
          Income tax benefit
           (provision)                                                       $ 108,167  $ 34,985  $ 163,358 $(242,327)
                                                                             =========  ========  ========= =========

NOTE N - Related Party Transactions

         In December 1998 and January 1999, $1,000,000 of 8.5% preferred stock of UniFin, Inc. was acquired in exchange for cash ($146,837), furniture, fixtures and autos ($118,704) and loans and accrued interest receivable from rent-to-own retail dealers at net book value of $734,459. In September 1999, the $1,000,000 preferred stock and a $75,000 note receivable of UniFin, Inc. were transferred back to UniFin, Inc. in exchange for loans and accrued interest receivable at net book value of $968,960, furniture and fixtures of $50,306 and cash and other net

                                     PACE HOLDING, INC.

                                CONSOLIDATED BALANCE SHEETS


         current assets totaling $55,734. The president of UniFin, Inc. is also an officer of Paceco Financial Services, Inc.

         In April 1999, the Company exchanged notes receivable and related accrued interest from Onward, LLC and Pace Plastic Pallets, Inc. totaling $1,071,266 and its common stock investment in Pace Plastic Pallets, Inc. of $40,000 for 11,000,000 shares of common stock of PalWeb Corporation. The sole shareholder of Pace Holding, Inc., parent company, is the owner of Onward, LLC and a stockholder of Pace Plastic Pallets, Inc.

         Reference is also made to Note P, issuance of a letter of credit on behalf of entities which have a common officer with the Company and Note K, utilization of line of credit by the stockholder of the Parent Company.

Note O - Leases

         The Company owns and leases buildings, primarily office space, classified in the balance sheet as real estate held for investment (Note E). Terms of leases generally range from one to five years. Future minimum rental income for years subsequent to September 30, 1999 is as follows:

                  YEAR                                          AMOUNT
                  ----                                         --------
                  2000                                         $119,891
                  2001                                           85,258
                  2002                                           25,103
                  2003                                            2,092

         Rental expense on operating leases totaled $32,053.

Note P - Commitments and Contingencies

         During the ordinary course of business, deposits of cash are made in financial institutions in excess of the $100,000 limit insured by the Federal Deposit Insurance Corporation (FDIC). At September 30, 1998, cash deposits did not exceed the $100,000 limit.

         In January 1999, Paceco Financial Services, Inc. issued an irrevocable letter of credit in the amount of $500,000 with an expiration date of January 31, 2004, receiving a fee of $10,000. The letter of credit was

                                   PACE HOLDING, INC.

                               CONSOLIDATED BALANCE SHEETS

         issued to individuals on behalf of Universal Marketing Services, Inc. (UMS) and Foresight, Inc. Subsequent to the issuance of the letter of credit, certain officers of the Company were elected officers of Foresight, Inc. The letter of credit is to guarantee payment of commissions by UMS and Foresight. Management is of the opinion that utilization of the letter of credit is remote.

         CONCENTRATION OF CREDIT - As discussed in Note I, Paceco Financial Services, Inc. has passbook savings accounts totaling $2,423,778 and certificates of deposit maturing in one year or less of $2,611,682. Failure of a substantial amount of the certificate of deposits to renew or excessive withdrawal from the passbook savings accounts may cause the Company to accelerate the liquidation of assets to fulfill its plan for an orderly liquidation of deposit certificates.

Note     Q - Financial Instruments

         The Company's financial instruments consist principally of loans receivable, deposit accounts and notes and mortgages payable. Management estimates the market value of the loans receivable, deposit accounts and notes and mortgages payable based on expected cash flows and believes these market values approximate carrying value at September 30, 1999 and 1998.

            BACKGROUND INFORMATION TO PRO FORMA FINANCIAL INFORMATION

Effective April 3, 2000, PalWeb Corporation acquired the outstanding common stock of Pace Holding, Inc. through the issuance of 50,000,000 shares of its common stock. The seller was Mr. Paul Kruger, Chairman and CEO of PalWeb Corporation and Pace Holding, Inc. The transaction is accounted for as a purchase and the net assets of Pace Holding, Inc. will be recorded at cost as Mr. Kruger is considered a related party. The pro forma statements present the consolidated financial position of PalWeb Corporation and Pace Holding, Inc. as its wholly-owned subsidiary, and the consolidated results of their operations utilizing historical financial statements of the entities. The pro forma statements combine historical data as follows:

         1. The balance sheet of PalWeb Corporation as of February 29, 2000 with the consolidated balance sheet of Pace Holding, Inc. as of December 31, 1999 (Pace Holding, Inc. has a fiscal year end of September 30 as compared to a May 31 fiscal year end for PalWeb Corporation).

         2. The statement of operations of PalWeb Corporation for the year ended May 31, 1999 with the consolidated statement of operations of Pace Holding, Inc. for the year ended March 31, 1999.

         3. The statement of operations of PalWeb Corporation for the nine months ended February 29, 2000 with the consolidated statement of operations of Pace Holding, Inc. for the nine months ended December 31, 1999.

                               PALWEB CORPORATION

                          (A DEVELOPMENT STAGE COMPANY)

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                   FOR THE NINE MONTHS ENDED FEBRUARY 29, 2000

                                                                                                          PalWeb
                                                                 PalWeb       Pace                      Corporation
                                                              Corporation  Holding, Inc.  Adjustments    Pro Forma
                                                              -----------  -------------  -----------   -----------
MANUFACTURING:
Sales                                                         $     6,091                 $         -   $     6,091

Expenses:
  General and administrative                                    2,050,117                           -     2,050,117
  Depreciation                                                    131,943                           -       131,943
 Interest Expense                                                 137,949                           -       137,949
                                                              -----------                 -----------   -----------

      Total Expenses                                            2,320,009                           -     2,320,009
                                                              -----------                 -----------   -----------

Other income                                                       68,690                           -        68,690
                                                              -----------                 -----------   -----------

Loss before income taxes                                       (2,245,228)                          -    (2,245,228)
Provision for income taxes                                              -                           -             -
                                                              -----------                 -----------   -----------

LOSS FROM MANUFACTURING                                        (2,245,228)                          -    (2,245,228)
                                                              -----------                 -----------   -----------

FINANCE & REAL ESTATE:

Income -
  Interest and fees on installment
   loans                                                                        295,999             -       295,999
  Other investment income                                                           488             -           488
  Rental income                                                                 133,498             -       133,498
  Other income                                                                   68,719             -        68,719
  Gain on sale of assets and
    unrealized loss on securities                                                69,256             -        69,256
                                                                           ------------   -----------   -----------

      Total income                                                              567,960             -       567,960

Expenses:
  Interest expense                                                              479,571             -       479,571

                                     F-58

  Salaries and benefits                                                         123,386             -       123,386
  Provision for credit losses                                                   314,697             -       314,697
  Depreciation and amortization                                                 491,829        (7,831)(A)   483,998
  Other operating expenses                                                      309,167             -       309,167
  Equity in loss of investee co.                                                799,506      (799,506)(A)         -
                                                                           ------------   -----------   -----------

      Total expenses                                                          2,518,156      (807,337)    1,710,819

Loss before income taxes                                                     (1,950,196)      807,337    (1,142,859)
Benefit from income taxes                                                        96,801             -        96,801
                                                                           ------------   -----------   -----------

LOSS FROM FINANCE & REAL ESTATE                                             (1,853,395)      807,337     (1,046,058)
                                                                          ------------    -----------   -----------

NET LOSS                                                      $(2,245,228) $ (1,853,395)  $   807,337   $(3,291,286)
                                                              ===========  ============   ===========   ===========

NET LOSS PER COMMON SHARE                                                                               $     (0.01)
                                                                                                        ===========

WEIGHTED AVERAGE SHARES OUTSTANDING                           184,316,000                  50,000,000   234,316,000
                                                              ===========                 ===========   ===========

See Notes to Pro Forma Statements


                                     PALWEB CORPORATION

                                (A DEVELOPMENT STAGE COMPANY)

                       PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                               FOR THE YEAR ENDED MAY 31, 1999

                                                                                                         PalWeb
                                                               PalWeb       Pace                      Corporation
                                                            Corporation  Holding, Inc.  Adjustments    Pro Forma
                                                            -----------  -------------  -----------   -----------
MANUFACTURING:

Sales                                                       $    51,510                 $         -   $    51,510

Expenses:
  General and administrative                                  5,760,057                           -     5,760,057
  Depreciation                                                  154,587                           -       154,587
 Interest Expense                                               241,764                           -       241,764
                                                            -----------                 -----------   -----------

      Total Expenses                                          6,156,408                           -     6,156,408
                                                            -----------                 -----------   -----------

Other income                                                     74,173                           -        74,173
                                                            -----------                 -----------   -----------

Loss before income taxes                                     (6,030,725)                          -    (6,030,725)
Provision for income taxes                                            -                           -             -
                                                            -----------                 -----------   -----------

LOSS FROM MANUFACTURING                                      (6,030,725)                          -    (6,030,725)
                                                            -----------                 -----------   -----------

FINANCE & REAL ESTATE:

Income -
  Interest and fees on installment
   loans                                                                       521,207            -       521,207
  Other investment income                                                        9,333            -         9,333
  Rental income                                                                444,259            -       444,259
  Other income                                                                  40,945            -        40,945
  Gain on sale of assets and
    unrealized loss on securities                                             (181,703)           -      (181,703)
                                                                          ------------  -----------   -----------

      Total income                                                             834,041            -       834,041

Expenses -
  Interest expense                                                             642,144            -       642,144

                                    F-60

  Salaries and benefits                                                        346,867            -       346,867
  Provision for credit losses                                                  153,180            -       153,180
  Depreciation and amortization                                                308,658            -       308,658
  Other operating expenses                                                     990,004            -       990,004
  Equity in loss of investee co.                                               169,000     (169,000)(A)         -
                                                                          ------------  -----------   -----------

      Total expenses                                                         2,609,853     (169,000)    2,440,853
                                                                          ------------  -----------   -----------

Loss before income taxes                                                    (1,775,812)     169,000    (1,606,812)
Benefit from income taxes                                                       92,065            -        92,065
                                                                          ------------  -----------   -----------

LOSS FROM FINANCE & REAL ESTATE                                             (1,683,747)     169,000    (1,514,747)
                                                                          ------------  -----------   -----------


NET LOSS                                                     $(6,030,725) $ (1,683,747) $   169,000   $(7,545,472)
                                                             ===========  ============  ===========   ===========

NET LOSS PER COMMON SHARE                                                                             $     (0.03)
                                                                                                      ===========

WEIGHTED AVERAGE SHARES OUTSTANDING                          183,189,000                 50,000,000   233,189,000
                                                             ===========                ===========   ===========


See Notes to Pro Forma Statements

                                     PALWEB CORPORATION

                                (A DEVELOPMENT STAGE COMPANY)

                            PRO FORMA CONSOLIDATED BALANCE SHEET

                                      FEBRUARY 29, 2000

                                                                                                           PalWeb
                                                                  PalWeb       Pace                      Corporation
                                                               Corporation  Holding, Inc.  Adjustments    Pro Forma
                                                               -----------  -------------  -----------   -----------
MANUFACTURING:

Current Assets:
Cash                                                           $       322                 $         -   $       322
Accounts receivable                                                  3,852                           -         3,852
Inventory                                                            9,778                           -         9,778
                                                               -----------                 -----------   -----------

   Total current assets                                             13,952                           -        13,952

Property, plant & equipment                                      2,301,677                           -     2,301,677
Accumulated depreciation                                          (466,205)                          -      (466,205)
                                                               -----------                 -----------   -----------

                                                                 1,835,472                           -     1,835,472

Other assets                                                        87,922                           -        87,922
                                                               -----------                 -----------   -----------


Total Manufacturing Assets                                       1,937,346                           -     1,937,346
                                                               -----------                 -----------   -----------


FINANCE & REAL ESTATE:

Cash                                                                             349,525             -       349,525
Loans, net of allowance for credit
  losses of $309,847                                                           2,878,047             -     2,878,047
Marketable securities                                                             35,501             -        35,501
Investment in equity investee                                                    323,929      (323,929)(A)         -
Real estate held for investment and
  other real estate owned                                                      1,366,673             -     1,366,673
Furniture, equipment and leasehold
  improvements                                                                   167,487             -       167,487
Accumulated depreciation                                                         (47,161)            -       (47,161)

                                    F-62


Goodwill, net of accumulated
  amortization of $666,596                                                       893,199             -       893,199
Deferred tax asset                                                               252,823             -       252,823
Other assets                                                                      79,691             -        79,691
                                                                            ------------   -----------   -----------


TOTAL FINANCE & REAL ESTATE ASSETS                                             6,299,714      (323,929)    5,975,785
                                                                            ------------   -----------   -----------


TOTAL ASSETS                                                   $ 1,937,346  $  6,299,714   $  (323,929)  $ 7,913,131
                                                               ===========  ============   ===========   ===========


See Notes to Pro Forma Statements

                                     PALWEB CORPORATION

                                (A DEVELOPMENT STAGE COMPANY)

                            PRO FORMA CONSOLIDATED BALANCE SHEET

                                      FEBRUARY 29, 2000

                                                                                                           PalWeb
                                                                 PalWeb        Pace                      Corporation
                                                              Corporation  Holding, Inc.  Adjustments    Pro Forma
                                                             ------------  -------------  -----------   -----------
MANUFACTURING:

Current Liabilities:
 Notes payable                                               $    50,000                 $         -    $    50,000
 Accounts payable                                                343,273                           -        343,273
 Accrued expenses                                                118,506                           -        118,506
 Payable to related parties                                    1,619,422                           -      1,619,422
                                                             -----------                 -----------    -----------

   Total current liabilities                                   2,131,201                           -      2,131,201

Long-term Debt                                                   340,000                           -        340,000

Lease Finance Obligation                                       1,757,958                           -      1,757,958
                                                             -----------                 -----------    -----------

Total Manufacturing Liabilities                                4,229,159                           -      4,229,159
                                                             -----------                 -----------    -----------


FINANCE & REAL ESTATE:

Thrift accounts and time deposits                                          $ 6,917,704             -      6,917,704
Accrued interest payable and
  other liabilities                                                             91,697             -         91,697
Notes payable                                                                1,233,678             -      1,233,678
                                                                           -----------  ------------    -----------

TOTAL FINANCE & REAL ESTATE LIABILITIES                                      8,243,079             -      8,243,079
                                                                           -----------  ------------    -----------


STOCKHOLDERS DEFICIENCY:

 Preferred stock                                                     289             -             -            289
 Common stock                                                 20,545,663       152,610     4,847,390 (A) 25,545,663

                                    F-64


 Additional paid in capital                                    6,798,890       715,474      (715,474)(A)  6,798,890
 Deficit
  Accumulated during development
   stage                                                     (29,636,655)            -             -    (29,636,655)
  Other                                                                -    (2,811,449)            -     (2,811,449)
                                                             -----------   -----------  ------------    -----------

                                                              (2,291,813)   (1,943,365)    4,131,916

                                                                                                   (103,262)

Less: Treasury stock, 43,500,000
       shares                                                          -             -    (4,455,845)(A) (4,455,845)
                                                            ------------   -----------  ------------    -----------


TOTAL STOCKHOLDERS DEFICIENCY                                 (2,291,813)   (1,943,365)     (323,929)    (4,559,107)
                                                            ------------   -----------  ------------    -----------

TOTAL LIABILITIES AND
 STOCKHOLDERS' DEFICIENCY                                   $  1,937,346   $ 6,299,714  $   (323,929)   $ 7,913,131
                                                            ============   ===========  ============    ===========

See Notes to Pro Forma Statements

                               PALWEB CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO PRO FORMA STATEMENTS

Pace Holding, Inc. owns approximately 20% of the outstanding common stock of PalWeb Corporation and accounts for its investment on the equity method. The acquisition by and consolidation with PalWeb Corporation results in the elimination of the common stock and additional paid in capital values of Pace Holding, Inc., the reclassification of the investment and equity in loss of investee company to treasury stock and the accounting for the 50,000,000 shares of PalWeb Corporation common stock issued to acquire the outstanding common stock of Pace Holding, Inc.



                                    F-66